Exhibit 99.1

Management's responsibility for financial reporting

The accompanying consolidated financial statements of Just Energy Group Inc. and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The consolidated financial statements include some amounts that are based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects. Financial information presented elsewhere in this annual report has been prepared on a consistent basis with that in the consolidated financial statements.

Just Energy Group Inc. maintains systems of internal accounting and administrative controls. These systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company assets are properly accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors and is composed entirely of non-management directors. The Audit Committee meets periodically with management and the external auditors, to discuss auditing, internal controls, accounting policy and financial reporting matters. The committee reviews the consolidated financial statements with both management and the external auditors and reports its findings to the Board of Directors before such statements are approved by the Board.

The consolidated financial statements have been audited by Ernst & Young LLP, the external auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. The external auditors have full and free access to the Audit Committee, with and without the presence of management, to discuss their audit and their findings as to the integrity of the financial reporting and the effectiveness of the system of internal controls.

On behalf of Just Energy Group Inc.
/s/James Lewis James Lewis Co-Chief Executive Officer	/s/ Deb Merril Deb Merril Co-Chief Executive Officer	/s/ Pat McCullough Pat McCullough Chief Financial Officer
Toronto, Canada
May 17, 2017

1.

.

Management's report on internal control
over financial reporting
The management of Just Energy Group Inc. ("the Company") is responsible for establishing and maintaining adequate internal control over financial reporting, and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Management has used "Internal Control - Integrated Framework" to evaluate the effectiveness of internal control over financial reporting, which is a recognized and suitable framework developed by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (COSO). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has evaluated the design and operation of the Company's internal control over financial reporting as of March 31, 2017, and has concluded that such internal control over financial reporting is effective.

Ernst & Young LLP, the independent auditors appointed by the shareholders of the Company who have audited the consolidated financial statements, have also audited internal control over financial reporting and have issued their report on the following page of this annual report.

/s/James Lewis James Lewis Co-Chief Executive Officer	/s/ Deb Merril Deb Merril Co-Chief Executive Officer	/s/ Pat McCullough Pat McCullough Chief Financial Officer
Toronto, Canada
May 17, 2017

2.

Report of independent registered
public accounting firm
To the Board of Directors and Shareholders of Just Energy Group Inc.
We have audited the accompanying consolidated financial statements of Just Energy Group Inc. ("Just Energy"), which comprise the consolidated statements of financial position as at March 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, changes in shareholders' deficiency and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

MANAGEMENT'S RESPONSIBILITY FOR CONSOLIDATED FINANCIAL STATEMENTS
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

AUDITORS' RESPONSIBILITY
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgement including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.
OPINION
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Just Energy Group Inc. as at March 31, 2017 and 2016 and its financial performance and its cash flows for the years then ended, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

OTHER MATTER
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Just Energy's internal control over financial reporting as of March 31, 2017, based on the criteria established in the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated May 17, 2017 expressed an unqualified opinion on Just Energy's internal control over financial reporting.

/s/ Ernst & Young LLP
Chartered Professional Accountants Licensed Public Accountants Toronto, Canada May 17. 2017

3.

Report of independent registered
public accounting firm
To the Board of Directors and Shareholders of Just Energy Group Inc.
We have audited Just Energy Group Inc. ("Just Energy")'s internal control over financial reporting as at March 31, 2017, based on the criteria established in Internal Control— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the "COSO criteria"). Just Energy's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Just Energy's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Just Energy maintained, in all material respects, effective internal control over financial reporting as of March 31, 2017, based on the COSO criteria.
We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the 2017 consolidated financial statements of Just Energy and our report dated May 17, 2017 expressed an unqualified opinion on those financial statements.

/s/ Ernst & Young LLP
Chartered Professional Accountants Licensed Public Accountants Toronto, Canada May 17, 2017

4.

JUST ENERGY GROUP INC.
 CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at March 31 ( in thousands of Canadian dollars)

	Notes	2017	2016
ASSETS
Current assets
Cash and cash equivalents		$57,376	$127,596
Short-term investments	7	26,255	-
Restricted cash	8	3,620	7,495
Trade and other receivables	9	353,139	362,255
Unbilled revenues		218,413	227,366
Accrued gas receivables		16,352	13,617
Gas delivered in excess of consumption		3,232	6,338
Gas in storage		12,350	3,068
Prepaid expenses, deposits and other current assets	10	111,323	114,684
Fair value of derivative financial assets	14	11,656	4,990
Corporate tax recoverable		2,986	10,079
		816,702	877,488
Non-current assets
Investments	11	15,561	7,049
Property, plant and equipment	12	21,682	25,045
Intangible assets	13	357,987	345,873
Fair value of derivative financial assets	14	3,010	3,384
Deferred tax asset	19	23,013	40,950
		421,253	422,301
TOTAL ASSETS		$1,237,955	$1,299,789
LIABILITIES AND SHAREHOLDERS' DEFICIENCY

Current liabilities
Trade and other payables		$486,632	$511,276
Accrued gas payable		12,537	11,253
Deferred revenue		17,546	22,953
Income taxes payable		13,913	9,287
Fair value of derivative financial liabilities	14	168,793	427,862
Provisions	18	8,215	13,573
		707,636	996,204
Non-current liabilities
Long-term debt	17	498,088	660,543
Provisions	18	-	4,416
Deferred lease inducements		1,088	1,394
Fair value of derivative financial liabilities	14	178,724	286,952
Deferred tax liability	19	1,745	1,367
		679,645	954,672
TOTAL LIABILITIES		1,387,281	1,950,876
SHAREHOLDERS' DEFICIENCY
Shareholders' capital	20	1,198,439	1,069,434
Equity component of convertible debentures		13,508	25,795
Contributed surplus		58,266	43,459
Deficit		(1,489,900)	(1,859,561)
Accumulated other comprehensive income	21	70,361	69,786
TOTAL SHAREHOLDERS' DEFICIENCY		(149,326)	(651,087)
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIENCY		$1,237,955	$1,299,789

Commitments and Guarantees (Note 31)
See accompanying notes to the consolidated financial statements

Approved on behalf of Just Energy Group Inc.

/s/ Rebecca MacDonald	/s/ H. Clark Hollands
Rebecca MacDonald	H. Clark Hollands
Executive Chair	Corporate Director

5.

JUST ENERGY GROUP INC.
 CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED MARCH 31
(in thousands of Canadian dollars, except where indicated and per share amounts)

	Notes	2017	2016
OPERATIONS
Sales	23	$3,757,054	$4,105,860
Cost of sales		3,061,083	3,403,572
GROSS MARGIN		695,971	702,288
EXPENSES
Administrative		168,433	170,330
Selling and marketing		226,308	257,349
Other operating expenses	24(a)	84,637	94,548
		479,378	522,227
Operating profit before the following		216,593	180,061
Finance costs	17	(78,077)	(72,540)
Change in fair value of derivative instruments and other	14	374,791	(22,803)
Other income (expense)		807	(2,542)
Profit before income taxes		514,114	82,176
Provision for (recovery of) income taxes	19	43,231	(318)
PROFIT FOR THE YEAR		$470,883	$82,494

Attributable to:
Shareholders of Just Energy		$446,412	$64,604
Non-controlling interest	16	24,471	17,890
PROFIT FOR THE YEAR		$470,883	$82,494

Earnings per share available to shareholders	26
Basic		$3.02	$0.44
Diluted		$2.42	$0.43

See accompanying notes to the consolidated financial statements

6.

JUST ENERGY GROUP INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED MARCH 31
(in thousands of Canadian dollars)

	Notes	2017	2016
PROFIT FOR THE YEAR		$470,883	$82,494

Other comprehensive loss to be reclassified to profit or loss in subsequent years: unrealized loss on translation of foreign operations	21	575	(7,485)
TOTAL COMPREHENSIVE INCOME FOR THE YEAR, NET OF TAX		$471,458	$75,009

Total comprehensive income attributable to:
Shareholders of Just Energy		$446,987	$57,119
Non-controlling interest	16	24,471	17,890
TOTAL COMPREHENSIVE INCOME FOR THE YEAR, NET OF TAX		$471,458	$75,009

See accompanying notes to the consolidated financial statements

7.

JUST ENERGY GROUP INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIENCY
FOR THE YEAR ENDED MARCH 31
(in thousands of Canadian dollars)

	Notes		2017	2016
ATTRIBUTABLE TO THE SHAREHOLDERS
Accumulated earnings (losses)
Accumulated losses, beginning of year	17		$(186,841)	$(251,445)
Profit for the year, attributable to shareholders			446,412	64,604
Accumulated earnings (losses), end of year			259,571	(186,841)

DIVIDENDS
Dividends, beginning of year			(1,672,720)	(1,597,928)
Dividends declared and paid	29		(76,751)	(74,792)
Dividends, end of year			(1,749,471)	(1,672,720)
DEFICIT			$(1,489,900)	$(1,859,561)

ACCUMULATED OTHER COMPREHENSIVE INCOME
Accumulated other comprehensive income, beginning of year	17, 21		$69,786	$77,271
Other comprehensive loss			575	(7,485)
Accumulated other comprehensive income, end of year			$70,361	$69,786

SHAREHOLDERS' CAPITAL	20
Common Shares
Common shares, beginning of year			$1,069,434	$1,063,423
Share-based units exercised			7,191	6,011
Treasury shares			(6,549)	-
Common shares, end of year			1,070,076	1,069,434

Preferred Shares
Preferred shares, beginning of year			$-	$-
Shares issued			132,973	-
Shares issuance costs			(4,610)	-
Preferred shares, end of year			128,363	-
SHAREHOLDERS' CAPITAL			$1,198,439	$1,069,434

EQUITY COMPONENT OF CONVERTIBLE DEBENTURES
Balance, beginning of year			$25,795	$25,795
Add: Issuance of 6.75% convertible debentures			5,899	-
Less: Redemption of 6.0% convertible debentures			(18,186)	-
Balance, end of year			$13,508	$25,795

CONTRIBUTED SURPLUS
Balance, beginning of year			$43,459	$44,062
Add: Share-based compensation expense	24(a)		6,076	5,348
Redemption of 6.0% convertible debentures			18,328	-
Non-cash deferred share grant distributions			40	60
Less: Share-based units exercised			(7,191)	(6,011)
Share-based compensation adjustment			(2,446)	-
Balance, end of year			$58,266	$43,459

NON-CONTROLLING INTEREST
Distributions to non-controlling shareholders			(24,471)	(17,890)
Profit attributable to non-controlling interest			24,471	17,890
Balance, end of year		12	$-	$-
TOTAL SHAREHOLDERS' DEFICIENCY			$(149,326)	$(651,087)

See accompanying notes to the consolidated financial statements

8.

JUST ENERGY GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31
 (in thousands of Canadian dollars)

Net inflow (outflow) of cash related to the following activities	Notes	2017	2016
OPERATING
Profit before income taxes		$514,114	$82,176

Items not affecting cash
Amortization of intangible assets and related supply contracts	24(a)	15,941	17,063
Amortization of contract initiation costs		-	19,440
Amortization of property, plant and equipment	24(a)	6,579	3,606
Amortization included in cost of sales	24(b)	2,974	2,543
Share-based compensation	24(a)	6,076	5,348
Financing charges, non-cash portion		23,198	15,471
Other		(363)	(351)
Change in fair value of derivative instruments and other	14	(374,791)	22,803
Adjustment required to reflect net cash receipts from gas sales	31	(681)	14,895
Net change in non-cash working capital balances	32	(22,756)	18,710
Income taxes paid		(19,840)	(14,598)
Cash inflow from operating activities		150,451	187,106

INVESTING
Purchase of property, plant and equipment	12	(8,315)	(6,897)
Purchase of intangible assets	13	(18,074)	(10,062)
Acquisition of businesses	15	(3,994)	-
Short-term investments	7	(26,255)	-
Investments in businesses	11	(5,394)	-
Decrease in restricted cash	8	3,875	10,551
Cash outflow from investing activities		(58,157)	(6,408)

FINANCING
Dividends paid		(76,710)	(74,732)
Repayment of long-term debt		(401,261)	(32,073)
Issuance of long-term debt		160,000	-
Debt issuance costs		(7,592)	(3,518)
Credit facilities withdrawal		68,258	-
Issuance of preferred shares		132,973	-
Preferred shares issuance costs		(5,422)	-
Shares repurchase		(6,549)	-
Distributions to non-controlling interest		(24,471)	(17,890)
Cash outflow from financing activities		(160,774)	(128,213)

Effect of foreign currency translation on cash balances		(1,740)	(3,703)

Net cash inflow (outflow)		(70,220)	48,782
Cash and cash equivalents, beginning of year		127,596	78,814

Cash and cash equivalents, end of year		$57,376	$127,596

Supplemental cash flow information:
Interest paid		$53,343	$58,481

See accompanying notes to the consolidated financial statements

9.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2017
(in thousands of Canadian dollars, except where indicated and per share amounts)

1.	ORGANIZATION

Just Energy Group Inc. ("JEGI", "Just Energy" or the "Company") is a corporation established under the laws of Canada to hold securities and to distribute the income of its directly or indirectly owned operating subsidiaries and affiliates. The registered office of Just Energy is First Canadian Place, 100 King Street West, Toronto, Ontario, Canada. The consolidated financial statements consist of Just Energy and its subsidiaries and affiliates. The consolidated financial statements were approved by the Board of Directors on May 17, 2017.

2.	OPERATIONS

Just Energy is a leading retail energy provider specializing in electricity and natural gas commodities, energy efficiency solutions and renewable energy options. With offices located across the United States ("U.S."), Canada, the United Kingdom ("U.K.") and Germany, Just Energy serves approximately two million residential and commercial customers, providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy is the parent company of Amigo Energy, Green Star Energy, Hudson Energy, Just Energy Solar, Tara Energy and TerraPass.
By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy's customers offset their exposure to changes in the price of these essential commodities. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Just Energy derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the related price at which it purchases the associated volumes from its suppliers.
In addition, Just Energy markets smart thermostats, offering the thermostats as a stand-alone unit or bundled with certain commodity products. The smart thermostats are manufactured and distributed by ecobee Inc. ("ecobee"), a company in which Just Energy holds a 10% fully diluted equity interest. Just Energy also offers green products through its JustGreen program. The JustGreen electricity product offers customers the option of having all or a portion of their electricity sourced from renewable green sources such as wind, solar, hydropower or biomass. The JustGreen gas product offers carbon offset credits that allow customers to reduce or eliminate the carbon footprint of their homes or businesses. Additional green products allow customers to offset their carbon footprint without buying energy commodity products and can be offered in all states and provinces without being dependent on energy deregulation.

Just Energy markets its product offerings through a number of sales channels including door-to-door marketing, broker and affinity relationships, and online marketing. The online marketing of gas and electricity contracts is primarily conducted through Just Ventures LLC and Just Ventures L.P. (collectively, "Just Ventures"), a joint venture in which Just Energy holds a 50% equity interest.

3.	FINANCIAL STATEMENT PREPARATION
(a)	Statement of compliance with IFRS
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The policies applied in these consolidated financial statements were based on IFRS issued and outstanding as at March 31, 2017.

10.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2017
(in thousands of Canadian dollars, except where indicated and per share amounts)

The consolidated financial statements are presented in Canadian dollars, the functional currency of Just Energy, and all values are rounded to the nearest thousand, except where indicated. The Company's consolidated financial statements are prepared on the historical cost basis of accounting, except as disclosed in the accounting policies set out below.
(b)	Principles of consolidation
The consolidated financial statements include the accounts of Just Energy and its directly or indirectly owned subsidiaries as at March 31, 2017. Subsidiaries are consolidated from the date of acquisition and control, and continue to be consolidated until the date that such control ceases. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect these returns through its power over the investee. The financial statements of the subsidiaries are prepared for the same reporting period as Just Energy, using consistent accounting policies. All intercompany balances, income, expenses, and unrealized gains and losses resulting from intercompany transactions are eliminated on consolidation.

4.	SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents and restricted cash

All highly liquid temporary cash investments with an original maturity of three months or less when purchased are considered to be cash equivalents. For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.
Restricted cash includes cash and cash equivalents, where the availability of funds is restricted by debt arrangements or held in escrow as part of prior acquisition agreements.

Short-term investments

Short-term investments include investments in equities and fixed income producing securities and are held for trading.
Accrued gas receivables/accrued gas payable or gas delivered in excess of consumption/deferred revenue
Accrued gas receivables are stated at fair value and result when customers consume more gas than has been delivered by Just Energy to local distribution companies ("LDCs"). Accrued gas payable represents the obligation to the LDCs with respect to gas consumed by customers in excess of that delivered to the LDCs.
Gas delivered to LDCs in excess of consumption by customers is stated at the lower of cost and net realizable value. Collections from customers in advance of their consumption of gas result in deferred revenue.
Assuming normal weather and consumption patterns, during the winter months, customers will have consumed more than what was delivered, resulting in the recognition of unbilled revenues/accrued gas payable; however, in the summer months, customers will have consumed less than what was delivered, resulting in the recognition of gas delivered in excess of consumption/deferred revenue.

11.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2017
(in thousands of Canadian dollars, except where indicated and per share amounts)

These adjustments are applicable solely to the Ontario, Manitoba, Quebec, Saskatchewan and Michigan gas markets.
Gas in storage
Gas in storage represents the gas delivered to the LDCs in Illinois, Indiana, New York, Ohio, Georgia, Maryland, California and Alberta. The balance will fluctuate as gas is injected into or withdrawn from storage.
Gas in storage is valued at the lower of cost and net realizable value with cost being determined on a weighted average basis. Net realizable value is the estimated selling price in the ordinary course of business.
Property, plant and equipment
Property, plant and equipment are stated at cost, net of any accumulated depreciation and impairment losses.  Cost includes the purchase price and, where relevant, any costs directly attributable to bringing the asset to the location and condition necessary and/or the present value of all dismantling and removal costs. Where major components of property, plant and equipment have different useful lives, the components are recognized and depreciated separately. Just Energy recognizes, in the carrying amount, the cost of replacing part of an item when the cost is incurred and if it is probable that the future economic benefits embodied with the item can be reliably measured. When significant parts of property, plant and equipment are required to be replaced at intervals, Just Energy recognizes such parts as individual assets with specific useful lives and depreciates them accordingly. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in the consolidated statements of income as a general and administrative expense when incurred. Depreciation is provided over the estimated useful lives of the assets as follows:

Asset category	Depreciation method	Rate/useful life
Furniture and fixtures	Declining balance	20%
Office equipment	Declining balance	20%
Computer equipment	Declining balance	30%
Leasehold improvements	Straight-line	Term of lease
Thermostats	Straight-line	5 years

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset is included in the consolidated statements of income.

The useful lives and methods of depreciation are reviewed at each financial year-end and adjusted prospectively, if appropriate.
Goodwill
Goodwill is initially measured at cost, which is the excess of the cost of the business combination over Just Energy's share in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities. Any negative difference is recognized directly in the consolidated statements of income.

12.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2017
(in thousands of Canadian dollars, except where indicated and per share amounts)

After initial recognition, goodwill is measured at cost, less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of Just Energy's operating segments that are expected to benefit from the synergies of the combination, irrespective of whether other assets and liabilities of the acquiree are assigned to those segments.
Intangible assets
Intangible assets acquired outside of a business combination are measured at cost on initial recognition. Intangible assets acquired in a business combination are recorded at fair value on the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and/or accumulated impairment losses. The useful lives of intangible assets are assessed as either finite or indefinite.
Intangible assets with finite useful lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization method and amortization period of an intangible asset with a finite useful life is reviewed at least once annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense related to intangible assets with finite lives is recognized in the consolidated statements of income in the expense category associated with the function of the intangible assets.
Intangible assets consist of gas customer contracts, electricity customer contracts, sales network, brand and goodwill, acquired through business combinations and asset purchases, as well as software, commodity billing and settlement systems and information technology system development.
Internally generated intangible assets are capitalized when the product or process is technically and commercially feasible, the future economic benefit is measurable, Just Energy can demonstrate how the asset will generate future economic benefits and Just Energy has sufficient resources to complete development. The cost of an internally generated intangible asset comprises all directly attributable costs necessary to create, produce and prepare the asset to be capable of operating in the manner intended by management.
The brand and goodwill are considered to have indefinite useful lives and are not amortized, but rather tested annually for impairment. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable.

13.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2017
(in thousands of Canadian dollars, except where indicated and per share amounts)

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset, and are recognized in the consolidated statements of income when the asset is derecognized.

Intangible asset category	Amortization method	Rate/useful life
Customer contracts	Straight-line	Term of contract
Contract initiation costs	Straight-line	Term of contract
Commodity billing and settlement system	Straight-line	5 years
Sales network and affinity relationships	Straight-line	5-8 years
Information technology system development	Straight-line	5 years
Software	Straight-line	1 year
Other intangible assets	Straight-line	5 years

Impairment of non-financial assets
Just Energy assesses whether there is an indication that an asset may be impaired at each reporting date. If such an indication exists or when annual testing for an asset is required, Just Energy estimates the asset's recoverable amount. The recoverable amounts of goodwill and intangible assets with an indefinite useful life are estimated at least annually. The recoverable amount is the higher of an asset's or cash-generating unit's ("CGU") fair value less costs to sell and its value-in-use. Value-in-use is determined by discounting estimated future pre-tax cash flows using a pre-tax discount rate that reflects the current market assessment of the time value of money and the specific risks of the asset. In determining fair value less costs to sell, an appropriate valuation model has to be used. The recoverable amount of assets that do not generate independent cash flows is determined based on the CGU to which the asset belongs.
An impairment loss is recognized in the consolidated statements of income if an asset's carrying amount or that of the CGU to which it is allocated is higher than its recoverable amount. Impairment losses of CGUs are first charged against the value of assets in proportion to their carrying amount.
In the consolidated statements of income, an impairment loss is recognized in the expense category associated with the function of the impaired asset.
For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, Just Energy estimates the asset's or CGU's recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset's recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized for the asset in prior years. Such a reversal is recognized in the consolidated statements of income.
Goodwill is tested for impairment annually at year end and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each segment to which the goodwill relates. Where the recoverable amount of the segment is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

14.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2017
(in thousands of Canadian dollars, except where indicated and per share amounts)

Leases
The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement at the inception date and whether fulfillment of the arrangement is dependent on the use of a specific asset or assets, or the arrangement conveys a right to use the asset.
Just Energy as a lessee
Operating lease payments are recognized as an expense in the consolidated statements of income on a straight-line basis over the lease term.
Just Energy as a lessor
Leases where Just Energy does not transfer substantially all the risks and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income.
Financial instruments
Financial assets and liabilities
Just Energy classifies its financial assets as either (i) financial assets at fair value through profit or loss, (ii) loans and receivables or (iii) other financial assets, and its financial liabilities as either (i) financial liabilities at fair value through profit or loss or (ii) other financial liabilities. Appropriate classification of financial assets and liabilities is determined at the time of initial recognition or when reclassified in the consolidated statements of financial position.
Financial instruments are recognized on the trade date, which is the date on which Just Energy commits to purchase or sell the asset.
Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss include financial assets held-for-trading and financial assets designated upon initial recognition as at fair value through profit or loss. Financial assets are classified as fair value through profit and loss if they are acquired for the purpose of selling or repurchasing in the near term. This category includes derivative financial instruments entered into that are not designated as hedging instruments in hedge relationships as defined by IAS 39, Financial Instruments: Recognition and Measurement ("IAS 39"). Included in this class are primarily physical delivered energy contracts, for which the own-use exemption could not be applied, financially settled energy contracts and foreign currency forward contracts.
An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 15. Related realized and unrealized gains and losses are included in the consolidated statements of income.
Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Assets in this category include receivables. Loans and receivables are initially recognized at fair value net of transaction costs. They are subsequently measured at amortized cost using the effective interest method less any impairment. The effective interest amortization is included in finance costs in the consolidated statements of income.

15.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2017
(in thousands of Canadian dollars, except where indicated and per share amounts)

Derecognition
A financial asset is derecognized when the rights to receive cash flows from the asset have expired or when Just Energy has transferred its rights to receive cash flows from the asset.
Impairment of financial assets
Just Energy assesses whether there is objective evidence that a financial asset is impaired at each reporting date. A financial asset is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset (an incurred "loss event") and that loss event has an impact on the estimated future cash flows that can be reliably estimated.
For financial assets carried at amortized cost, Just Energy first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If Just Energy determines that no objective evidence of impairment exists for an individually assessed financial asset, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.
If there is objective evidence that an impairment loss has occurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows. The present value of the estimated future cash flows is discounted at the financial asset's original effective interest rate.
The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in profit or loss. Interest income continues to be accrued on the reduced carrying amount and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. The interest income is recorded as part of other income in the consolidated statements of income.
Loans and receivables, together with the associated allowance, are written off when there is no realistic prospect of future recovery. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If a write-off is later recovered, the recovery is credited to other operating costs in the consolidated statements of income.
Financial liabilities at fair value through profit or loss
Financial liabilities at fair value through profit or loss include financial liabilities held-for-trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.
Financial liabilities are classified as held-for-trading if they are acquired for the purpose of selling in the near term. This category includes derivative financial instruments entered into by Just Energy that are not designated as hedging instruments in hedge relationships as defined by IAS 39. Included in this class are primarily physically delivered energy contracts, for which the own-use exemption could be not applied, financially settled energy contracts and foreign currency forward contracts.

16.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2017
(in thousands of Canadian dollars, except where indicated and per share amounts)

Gains or losses on liabilities held-for-trading are recognized in the consolidated statements of income.
Other financial liabilities
Other financial liabilities are measured at amortized cost using the effective interest rate method. Financial liabilities include long-term debt issued and are initially measured at fair value. Fair value, is the consideration received, net of transaction costs incurred, trade and other payables and bank indebtedness. Transaction costs related to the long-term debt instruments are included in the value of the instruments and amortized using the effective interest rate method. The effective interest expense is included in finance costs in the consolidated statements of income.
Derecognition
A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the consolidated statements of income.
Derivative instruments
Just Energy enters into fixed-term contracts with customers to provide electricity and gas at fixed prices. These customer contracts expose Just Energy to changes in consumption as well as changes in the market prices of gas and electricity. To reduce its exposure to movements in commodity prices, Just Energy enters into derivative contracts.
Just Energy analyzes all its contracts, of both a financial and non-financial nature, to identify the existence of any "embedded" derivatives. Embedded derivatives are accounted for separately from the underlying contract at the inception date when their economic characteristics are not closely related to those of the host contract and the host contract are not carried as held-for-trading or designated as fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognized in profit or loss.
All derivatives are recognized at fair value on the date on which the derivative is entered into and are re-measured to fair value at each reporting date. Derivatives are carried in the consolidated statements of financial position as other financial assets when the fair value is positive and as other financial liabilities when the fair value is negative. Just Energy does not utilize hedge accounting therefore, changes in the fair value of these derivatives are recorded directly to the consolidated statements of income and are included within change in fair value of derivative instruments and other.
Offsetting of financial instruments
Financial assets and financial liabilities are offset and the net amount reported in the consolidated statements of financial position if, and only if, there is currently an enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

17.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2017
(in thousands of Canadian dollars, except where indicated and per share amounts)

Fair value of financial instruments
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without any deduction for transaction costs.
For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques that are recognized by market participants. Such techniques may include using recent arm's length market transactions, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis, or other valuation models. An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 14.
Revenue recognition
Revenue is recognized when significant risks and rewards of ownership are transferred to the customer. In the case of gas and electricity, transfer of risks and rewards is upon consumption of the commodity. Just Energy recognizes revenue from thermostat leases, based on rental rates over the term commencing from the installation date.
Revenue is measured at the fair value of the consideration received, excluding discounts, rebates and sales taxes.
The Company assumes credit risk for all customers in Alberta, Illinois, Texas, Michigan, California, Georgia, Delaware, Ohio, the U.K. and for certain large-volume customers in British Columbia. In these markets, the Company ensures that credit review processes are in place prior to the commodity flowing to the customer.
Foreign currency translation
Functional and presentation currency
Items included in the consolidated financial statements of each of the Company's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). For U.S. based subsidiaries, this is U.S. dollars ("USD"), for subsidiaries based in the U.K. it is British pounds ("GBP"), for subsidiaries based in Germany, it is Euros ("EUR"). The consolidated financial statements are presented in Canadian dollars, which is the parent company's presentation and functional currency.
Transactions
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of income except when deferred in other comprehensive income ("OCI") as qualifying net investment hedges.

18.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2017
(in thousands of Canadian dollars, except where indicated and per share amounts)

Translation of foreign operations
The results and consolidated financial position of all the group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
•	assets and liabilities for each consolidated statement of financial position presented are translated at the closing rate at the date of that consolidated statement of financial position; and
•	income and expenses for each consolidated statement of income are translated at the exchange rates prevailing at the dates of the transactions.
On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other foreign currency instruments designated as hedges of such investments, are recorded to OCI.
When a foreign operation is partially disposed of or sold, exchange differences that were recorded in accumulated other comprehensive income are recognized in the consolidated statements of income as part of the gain or loss on sale.
Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.
Earnings per share amounts
The computation of earnings (loss) per share is based on the weighted average number of shares outstanding during the year. Diluted earnings (loss) per share are computed in a similar way to basic earnings per share except that the weighted average number of shares outstanding is increased to include additional shares assuming the exercise of stock options, restricted share grants ("RSGs"), performance bonus incentive grants ("PBGs"), deferred share grants ("DSGs") and convertible debentures, if dilutive.
Share-based compensation plans
Equity-based compensation liability
Share-based compensation are equity-settled transactions. The cost of share-based compensation is measured by reference to the fair value at the date on which it was granted. Awards are valued at the grant date and are not adjusted for changes in the prices of the underlying shares and other measurement assumptions. The cost of equity-settled transactions is recognized, together with the corresponding increase in equity, over the period in which the performance or service conditions are fulfilled, ending on the date on which the relevant grantee becomes fully entitled to the award. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting period reflects the extent to which the vesting period has expired and Just Energy's best estimate of the number of the shares that will ultimately vest. The expense or credit recognized for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.
When options, RSGs, PBGs and DSGs are exercised or exchanged, the amounts credited to contributed surplus are reversed and credited to shareholders' capital.

19.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2017
(in thousands of Canadian dollars, except where indicated and per share amounts)

The RSG plan is an equity settled plan with the exception of the cash-out option offered. It provides employees who (i) hold a position below director or (ii) wish to exchange 500 or fewer RSGs to receive cash in lieu of shares. The Company records this financial liability as fair value through profit and loss.  Fair value is based on the number of RSGs eligible for the cash-out option and the underlying price of Just Energy's shares. As at March 31, 2017, the Company recorded $222 (2016 - $168) to other current liabilities with an offsetting adjustment to change in fair value of derivative financial instruments and other.
Employee future benefits
In Canada, Just Energy offers a long term wealth accumulation plan (the "Plan") for all permanent full-time and permanent part-time employees (working more than 26 hours per week).The Plan consists of two components, a Deferred Profit Sharing Plan ("DPSP") and an Employee Profit Sharing Plan ("EPSP").  For participants of the DPSP, Just Energy contributes an amount equal to a maximum of 2% per annum of an employee's base earnings. For the EPSP, Just Energy contributes an amount up to a maximum of 2% per annum of an employee's base earnings towards the purchase of shares of Just Energy, on a matching one for one basis.
For U.S. employees, Just Energy has established a long-term savings plan (the "Plan") for all permanent full-time and part-time employees (working more than 30 hours per week) of its subsidiaries. The Plan consists of two components, a 401(k) and an Employee Unit Purchase Plan ("EUPP"). For participants who are enrolled only in the EUPP, Just Energy contributes an amount up to a maximum of 3% per annum of an employee's base earnings towards the purchase of Just Energy shares, on a matching one for one basis. For participants who are enrolled only in the 401(k), Just Energy contributes an amount up to a maximum of 4% per annum of an employee's base earnings, on a matching one for one basis. In the event an employee participates in both the EUPP and 401(k), the maximum Just Energy will contribute is 5% total, comprising of 3% to the EUPP and 2% to the 401(k).
Participation in the plans in Canada or the U.S. is voluntary. For the 401(k) plan there is a two-year vesting period beginning from the date of hire, and for the EUPP, there is a six-month vesting period from the employee's enrollment date in the plan.
Employees enrolled in the 401(k) Plan only receive up to a 4% match.  Employees enrolled in the EUPP only receive up to a 3% match.  Employees enrolled in both the 401(k) plan and EUPP receive up to a 5% match, comprising of 3% to the EUPP and 2% to the 401(k). During the year, Just Energy contributed $3,077 (2016 - $2,887) to the plans, which was paid in full during the year.
Obligations for contributions to the Plan are recognized as an expense in the consolidated statements of income when the employee makes a contribution.
Income taxes
Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from, or paid to, the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where Just Energy operates and generates taxable income.
Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations where applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

20.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2017
(in thousands of Canadian dollars, except where indicated and per share amounts)

Just Energy follows the liability method of accounting for deferred income taxes. Under this method, deferred income tax assets and liabilities are recognized for the estimated tax consequences attributable to the temporary differences between the carrying value of the assets and liabilities in the consolidated financial statements and their respective tax bases.

Deferred tax liabilities are recognized for all taxable temporary differences except:
•
where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•
in respect of taxable temporary differences associated with investments in subsidiaries, where the timing of the reversal of the temporary differences can be controlled by the parent and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carryforward of unused tax credits and any unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses, can be utilized except:
•
where the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•
in respect of deductible temporary differences associated with investments in subsidiaries, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.
Deferred tax relating to items recognized in cumulative translation adjustment or equity is recognized in cumulative translation adjustment or equity and not in profit or loss.
Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

21.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2017
(in thousands of Canadian dollars, except where indicated and per share amounts)

Provisions
Provisions are recognized when Just Energy has a present obligation, legal or constructive, as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where Just Energy expects some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the consolidated statements of income, net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability.
Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost in the consolidated statements of income.
Selling and marketing expenses
Commissions and various other costs related to obtaining and renewing customer contracts are charged to income in the period incurred except as disclosed below:
Commissions related to obtaining and renewing Commercial customer contracts are paid in one of the following ways: all or partially up front or as a residual payment over the term of the contract. If the commission is paid all or partially up front, it is recorded as prepaid expense and expensed in selling and marketing expenses over the term for which the associated revenue is earned. If the commission is paid as a residual payment, the amount is expensed as earned.
In addition, commissions related to leasing thermostats are capitalized as part of the cost of the equipment.
Green provision and certificates
Just Energy is a retailer of green energy and records a provision to its regulators as green energy sales are recognized. A corresponding cost is included in cost of sales. Just Energy measures its provision based on the extent of green certificates that it holds or has committed to purchase and has recorded this obligation net of its green certificates. Any provision balance in excess of the green certificates held or that Just Energy has committed to purchase is measured at fair value. Green certificates are purchased by Just Energy to settle its obligation with the regulators. Just Energy measures these green certificates at cost. As at March 31, 2017, the green assets position was $49,236 (2016 - $52,354) and the green provisions position was $70,955 (2016 - $68,537).
Non-current assets held-for-sale and discontinued operations
Just Energy classifies non-current assets and disposal groups as held-for-sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. Non-current assets and disposal groups classified as held-for-sale are measured at the lower of their carrying amount and fair value less costs to sell. The criteria for the held-for-sale classification is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification. Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the consolidated statements of income. Property, plant and equipment and intangible assets are not depreciated or amortized once classified as held-for-sale.

22.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2017
(in thousands of Canadian dollars, except where indicated and per share amounts)

New standards, interpretations and amendments adopted by the Company during the year
Effective April 1, 2016, Just Energy adopted the amendments to IFRS 11, Joint Arrangements – Accounting for Acquisitions of Interests in Joint Operations ("IFRS 11"). IFRS 11 requires an entity acquiring an interest in a joint operation in which the activity of the joint operation constitutes a business to apply, to the extent of its share, all of the principles on business combination accounting in IFRS 3, Business Combinations, and other IFRS, that do not conflict with the requirements of IFRS 11. Furthermore, entities are required to disclose the information required in those IFRS in relation to business combinations. The amendments also clarify that for the acquisition of an additional interest in a joint operation in which the activity of the joint operation constitutes a business, previously held interests in the joint operation must not be re-measured if the joint operator retains joint control. The adoption of these amendments did not have any impact on consolidated financial statements.
At the beginning of fiscal 2017, Just Energy adopted the amendments to IAS 16 and IAS 38, Property, Plant and Equipment and Intangible Assets ("IAS 16 and 38"), which clarified that the acceptable methods of depreciation and amortization should reflect a pattern of economic benefits generated from operating a business, rather than the economic benefits that are consumed through use of the asset. The Company's consolidated financial statements were not impacted by the adoption of these amendments.
Amendments to IAS 1, Presentation of Financial Statements ("IAS 1"), were adopted during fiscal 2017. The amendments were issued to address perceived impediments to preparers exercising their judgment in presenting their financial reports. Specific clarifications in the areas of materiality, aggregation and disaggregation of financial statement line items and the ordering of footnotes have been provided. The adoption of these amendments did not have a material impact on consolidated financial statements.

5.	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the consolidated financial statements requires the use of estimates and assumptions to be made in applying the accounting policies that affect the reported amounts of assets, liabilities, income, expenses and the disclosure of contingent liabilities. The estimates and related assumptions are based on previous experience and other factors considered reasonable under the circumstances, the results of which form the basis for making the assumptions about carrying values of assets and liabilities that are not readily apparent from other sources.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised. Judgments made by management in the application of IFRS that have a significant impact on the consolidated financial statements relate to the following:
Impairment of non-financial assets
Just Energy's impairment test is based on value-in-use calculations that use a discounted cash flow model. The cash flows are derived from the budget for the next five years and are sensitive to the discount rate used as well as the expected future cash inflows and the growth rate used for extrapolation purposes.

23.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2017
(in thousands of Canadian dollars, except where indicated and per share amounts)

Deferred taxes
Significant management judgment is required to determine the amount of deferred tax assets and liabilities that can be recognized, based upon the likely timing and the level of future taxable income realized, including the usage of tax-planning strategies.
Useful life of key property, plant and equipment and intangible assets
The amortization method and useful lives reflect the pattern in which management expects the assets' future economic benefits to be consumed by Just Energy.
Provisions for litigation
Significant management judgment is required to determine the amount of provisions to record a liability relating to litigation.
Provisions are recognized when Just Energy has a present obligation, legal or constructive, as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.  If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability.
Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost in the consolidated statements of income. Refer to Note 18 for further information.
Trade receivables
Just Energy reviews its individually significant receivables at each reporting date to assess whether an impairment loss should be recorded in the consolidated statements of income. In particular, judgment by management is required in the estimation of the amount and timing of future cash flows when determining the allowance for doubtful accounts. In estimating these cash flows, Just Energy makes judgments about the borrower's financial situation and the fair value of collateral. These estimates are based on assumptions about a number of factors and actual results may differ, resulting in future changes to the allowance.
Fair value of financial instruments
Where the fair values of financial assets and financial liabilities recorded in the consolidated statements of financial position cannot be derived from active markets, they are determined using valuation techniques including discounted cash flow models. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgment includes consideration of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. Refer to Note 14 for further details about the assumptions as well as a sensitivity analysis.
Subsidiaries
Subsidiaries that are not wholly owned by Just Energy require judgment determining the amount of control that Just Energy has over that entity and the appropriate accounting treatments. In these consolidated financial statements, management has determined that Just Energy controls Just Ventures and therefore, has treated the 50% that is not owned by Just Energy as a non-controlling interest. Just Energy also owns 95% of the issued and outstanding shares of db swdirekt GmbH ("SWDirekt"), and 50% of the issued and outstanding shares of db swpro GmbH ("SWPro"), and therefore, has treated the 5% and 50% that is not owned by Just Energy as a non-controlling interest.

24.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2017
(in thousands of Canadian dollars, except where indicated and per share amounts)

6.       ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the consolidated financial statements are disclosed below. Just Energy intends to adopt these standards, if applicable, when they become effective.

Amendments to IAS 7, Statement of Cash Flows, ("IAS 7"), has been amended by the IASB to enable users to understand changes in liabilities arising from financing activities. This amendment to IAS 7 is effective for annual periods beginning on or after January 1, 2017. Adopting IAS 7 will require additional disclosure in the Company's consolidated financial statements.

Amendments to IAS 12, Income Tax, ("IAS 12"), were issued to address the accounting requirements for current or deferred tax assets or liabilities related to debt instruments measured at fair value. Specific clarification under IAS 12 is made for unrealized losses on fair value debt instruments; in particular, the recognition of deferred tax assets on such items due to the decrease in fair value. The amendments further add guidance in the following areas to address diversity in practice: existence of a deductible temporary difference; recovering an asset for more than its carrying amount; probable future taxable profit against which deductible temporary differences are assessed for utilization; and combined versus separate assessment. IAS 12 is effective for annual periods beginning on or after January 1, 2017. IAS 12 is to be applied retrospectively; however, there is a practical expedient that allows the change resulting from applying IAS 12 for the first time, to be recognized in opening retained earnings of the earliest comparative period without allocating the change between opening retained earnings and other components of equity. Application of this expedient must be disclosed. Just Energy is in conformity with the clarification amendments to the extent applicable.

IFRS 9, Financial Instruments, ("IFRS 9"), was issued by the IASB on July 24, 2014, and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9, fair value through profit or loss ("FVTPL") and amortized cost. Financial liabilities held-for-trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is only applied to financial liabilities. IFRS 9 uses a new expected loss impairment model and also uses a new model for hedge accounting aligning the accounting treatment with risk management activities. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Management is currently evaluating the impact of IFRS 9 on the consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers, ("IFRS 15"), establishes a five-step model that will apply to revenue earned from a contract with a customer, regardless of the type of revenue transaction or industry. The standard will also provide guidance on the recognition and measurement of gains and losses on the sale of some non-financial assets that are not an output of the entity's ordinary activities. The standard also specifies that direct incremental costs of obtaining and fulfilling a contract that are expected to be recovered should be capitalized and amortized over the useful life of customers. Disclosure requirements will increase which including disaggregation of total revenue, information about performance obligations, changes in contract asset and liability account balances between periods and key judgments and estimates made. IFRS 15 is effective for annual periods beginning on or after January 1, 2018. A transition team has been appointed to assess the financial statement impact of IFRS 15 and the team will implement accounting system, process and internal control changes that emerge from the new standard's analysis. Management is currently evaluating the impact of IFRS 15 on the consolidated financial statements.

25.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2017
(in thousands of Canadian dollars, except where indicated and per share amounts)

Amendments to IFRS 2, Share-based Payment, ("IFRS 2"), clarifies how to account for certain types of share-based payment transactions. IFRS 2 stipulate new conditions on the accounting for three main areas: the effects of vesting conditions on the measurement of a cash-settled share-based payment transaction; the classification of a share-based payment transaction with net settlement features for withholding tax obligations; and the accounting of a modification to the terms and conditions of a share-based payment that changes the transaction from cash-settled to equity-settled. IFRS 2 is applied prospectively; retroactive application is only permitted if the application can be performed without using hindsight. Requirements to apply IFRS 2 are effective for annual periods beginning on or after January 1, 2018. Just Energy has not yet assessed the impact of the application of these amendments from this standard.

IFRS 16, Leases ("IFRS 16"), was issued by the IASB in January 2016. This guidance brings most leases onto the balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. Furthermore, per the standard, a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly, and the liability accrues interest. The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease. Lessees are permitted to make an accounting policy election, by class of underlying asset, to apply a method like IAS 17's operating lease accounting and not recognize lease assets and lease liabilities for leases with a lease term of 12 months or less, and on a lease-by-lease basis, to apply a method similar to current operating lease accounting to leases for which the underlying asset is of low value. IFRS 16 supersedes IAS 17, Leases and Related Interpretations, and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 has also been applied. Just Energy has not yet assessed the impact of this standard.

7.	SHORT-TERM INVESTMENTS
	As at	As at
	March 31, 2017	March 31, 2016
Fixed income	$23,872	$-
Equities	2,383	-
	$26,255	$-

8.	RESTRICTED CASH

As part of the disposal of the Commercial Solar division on November 5, 2014, Just Energy was required to transfer cash into restricted bank accounts. The Company has indemnified the buyer for certain obligations. The cash will be released as these obligations are satisfied. As of March 31, 2017, these restricted cash balances were $3,620 (2016 - $7,495).

26.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2017
(in thousands of Canadian dollars, except where indicated and per share amounts)

9.	TRADE AND OTHER RECEIVABLES
	As at	As at
	March 31, 2017	March 31, 2016
Trade account receivables, net	$288,254	$300,628
Other	64,885	61,627
	$353,139	$362,255

10.	PREPAID EXPENSES, DEPOSITS AND OTHER CURRENT ASSETS
	As at	As at
	March 31, 2017	March 31, 2016
Prepaid expenses and deposits	$62,087	$62,330
Green certificates	49,236	52,354
	$111,323	$114,684

11.	INVESTMENTS
(a)
As at March 31, 2017, Just Energy has $3,707 (2016 - $589), including accrued interest, in a promissory note, that was issued to the non-controlling shareholder of a subsidiary. The promissory note matures on August 24, 2037, and bears interest at the annual federal rate established by the Internal Revenue Service. Interest earned on this promissory note is recorded in other income.

(b)
On August 10, 2012, Just Energy through a subsidiary, acquired an interest in ecobee, a private company that designs, manufactures and distributes smart thermostats for an amount of $6,460. During the fiscal year 2017, Just Energy further increased its investment in the company by $5,394. The Company markets these smart thermostats in all its core markets, bundling the thermostats with commodity and home service products. As at March 31, 2017, Just Energy owns approximately 10% of ecobee.  This investment is not measured at fair value because it cannot be determined reliably.

27.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2017
(in thousands of Canadian dollars, except where indicated and per share amounts)

12.	PROPERTY, PLANT AND EQUIPMENT

As at March 31, 2017
	Computer equipment	Furniture and fixtures	Vehicles	Office equipment	Thermostats	Leasehold improvements	Total
Cost:
Opening balance - April 1, 2016	$19,494	$7,300	6	23,157	12,792	8,913	71,662
Additions	3,651	788	-	1,142	1,213	1,521	8,315
Retirements	(4,531)	(1,493)	(6)	(9,649)	(594)	(6,046)	(22,319)
Exchange differences	58	179	-	297	60	129	723
Ending balance, March 31, 2017	18,672	6,774	-	14,947	13,471	4,517	58,381

Accumulated depreciation:
Opening balance - April 1, 2016	(11,968)	(5,544)	(6)	(16,314)	(4,985)	(7,800)	(46,617)
Amortization charge to cost of sales	-	-	-	-	(2,974)	-	(2,974)
Amortization charge for the year	(2,426)	(409)	-	(3,183)	-	(561)	(6,579)
Retirements	4,531	1,493	6	9,649	281	6,046	22,006
Exchange differences	(1,737)	(316)	-	(247)	(35)	(200)	(2,535)
Ending balance, March 31, 2017	(11,600)	(4,776)	-	(10,095)	(7,713)	(2,515)	(36,699)
Net book value, March 31, 2017	$7,072	$1,998	-	4,852	5,758	2,002	21,682

As at March 31, 2016
	Computer equipment	Furniture and fixtures	Vehicles	Office equipment	Thermostats	Leasehold improvements	Total
Cost:
Opening balance - April 1, 2015	$15,934	$6,972	$5	$22,571	$10,330	$8,666	$64,478
Additions	3,480	270	-	496	2,405	246	6,897
Exchange differences	80	58	1	90	57	1	287
Ending balance, March 31, 2016	19,494	7,300	6	23,157	12,792	8,913	71,662

Accumulated Depreciation:
Opening balance - April 1, 2015	(10,203)	(5,330)	(5)	(15,100)	(2,678)	(7,347)	(40,663)
Depreciation charge to cost of sales	-	-	-	-	(2,543)	-	(2,543)
Depreciation charge for the year	(1,739)	(181)	-	(1,226)	-	(460)	(3,606)
Exchange differences	(26)	(33)	(1)	12	236	7	195
Ending balance, March 31, 2016	(11,968)	(5,544)	(6)	(16,314)	(4,985)	(7,800)	(46,617)

Net book value, March 31, 2016	$7,526	$1,756	$-	$6,843	$7,807	$1,113	$25,045

28.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2017
(in thousands of Canadian dollars, except where indicated and per share amounts)

13.	INTANGIBLE ASSETS

As at March 31, 2017
	Gas contracts	Electricity contracts	Goodwill	Sales networks and affinity relationships	Brand	Software	IT system develop-ment	Other	Total
Cost:
Opening balance - April 1, 2016	$122,010	$320,185	$280,513	$160,243	$30,423	$35,277	$35,387	$13,212	$997,250
Retirements	(123,204)	(331,335)	-	(111,578)	-	(15,945)	(30,186)	(9,165)	(621,413)
Acquisition of a subsidiary	-	-	6,020	-	-	-	-	-	6,020
Additions	-	-	-	-	-	6,593	10,079	1,402	18,074
Exchange differences	1,194	11,150	2,668	4,930	731	234	1,349	288	22,544
Ending balance, March 31, 2017	-	-	289,201	53,595	31,154	26,159	16,629	5,737	422,475
Opening balance - April 1, 2016	(122,010)	(320,185)	-	(137,345)	-	(32,078)	(30,011)	(9,748)	(651,377)
Retirements	123,204	331,335	-	111,578	-	15,945	30,186	9,165	621,413
Amortization charge for the year	-	-	-	(6,612)	-	(6,707)	(1,584)	(1,038)	(15,941)
Exchange differences	(1,194)	(11,150)	-	(4,468)	-	(283)	(1,198)	(290)	(18,583)
Ending balance, March 31, 2017	-	-	-	(36,847)	-	(23,123)	(2,607)	(1,911)	(64,488)
Net book value, March 31, 2017	$-	$-	$289,201	$16,748	$31,154	$3,036	$14,022	$3,826	$357,987

As at March 31, 2016
	Gas contracts	Electricity contracts	Goodwill	Sales network and affinity relationships	Brand	Software	IT system develop-ment	Other	Total
Cost:
Opening balance - April 1, 2015	$121,142	$312,271	$277,768	$156,282	$29,671	$29,219	$31,753	$11,759	$969,865
Additions	-	-	-	-	-	5,807	3,009	1,246	10,062
Exchange differences	868	7,914	2,745	3,961	752	251	625	207	17,323
Ending balance, March 31, 2016	122,010	320,185	280,513	160,243	30,423	35,277	35,387	13,212	997,250

Accumulated amortization:
Opening balance - April 1, 2015	(121,142)	(312,271)	-	(125,816)	-	(25,793)	(27,764)	(8,568)	(621,354)
Amortization charge for the year	-	-	-	(8,335)	-	(6,143)	(1,608)	(977)	(17,063)
Exchange differences	(868)	(7,914)	-	(3,194)	-	(142)	(639)	(203)	(12,960)
Ending balance, March 31, 2016	(122,010)	(320,185)	-	(137,345)	-	(32,078)	(30,011)	(9,748)	(651,377)

Net book value, March 31, 2016	$-	$-	$280,513	$22,898	$30,423	$3,199	$5,376	$3,464	$345,873

The capitalized internally developed costs relate to the development of new customer billing and analysis software solutions for the different energy markets of Just Energy. All research costs and development costs not eligible for capitalization have been expensed and are recognized in administrative expenses.

14.	FINANCIAL INSTRUMENTS
(a)	Fair value of derivative financial instruments
The fair value of financial instruments is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Management has estimated the value of financial swaps, physical forwards and option contracts for electricity, natural gas, carbon and renewable energy certificates, and generation and transmission capacity contracts using a discounted cash flow method, which employs market forward curves that are either directly sourced from third parties or are developed internally based on third party market data. These curves can be volatile, thus leading to volatility in the mark to market with no immediate impact to cash flows. Gas options have been valued using the Black option value model using the applicable market forward curves and the implied volatility from other market traded options.
29.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2017
(in thousands of Canadian dollars, except where indicated and per share amounts)

The following table illustrates gains (losses) related to Just Energy's derivative financial instruments classified as fair value through profit or loss and recorded on the consolidated statements of financial position as fair value of derivative financial assets and fair value of derivative financial liabilities, with their offsetting values recorded in change in fair value of derivative instruments and other.

	For the year	For the year
	ended	ended
	March 31, 2017	March 31, 2016
Change in fair value of derivative instruments and other

Physical forward contracts and options (i)	$215,935	$23,901
Financial swap contracts and options (ii)	144,288	(39,095)
Foreign exchange forward contracts	(1,756)	4,401
Share swap	(98)	3,733
Liability associated with exchangeable shares and equity-based compensation	222	168
Eurobond conversion feature	14,261	(15,380)
Unrealized foreign exchange on Eurobond	(4,309)	-
Other derivative options	6,248	(531)
Change in fair value of derivative instruments and other	$374,791	$(22,803)

The following table summarizes certain aspects of the fair value of derivative financial assets and liabilities recorded in the consolidated statements of financial position as at March 31, 2017:

	Financial assets (current)	Financial assets (non-current)	Financial liabilities (current)	Financial liabilities (non-current)

Physical forward contracts and options (i)	$982	$983	$89,472	$124,173
Financial swap contracts and options (ii)	3,207	2,027	65,362	46,246
Foreign exchange forward contracts	565	-	-	295
Share swap	-	-	13,916	-
Eurobond conversion feature	-	-	-	8,010
Other derivative options	6,902	-	43	-
As at March 31, 2017	$11,656	$3,010	$168,793	$178,724

30.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2017
(in thousands of Canadian dollars, except where indicated and per share amounts)

The following table summarizes certain aspects of the fair value of derivative financial assets and liabilities recorded in the consolidated statements of financial position as at March 31, 2016:

	Financial assets (current)	Financial assets (non-current)	Financial liabilities (current)	Financial liabilities (non-current)

Physical forward contracts and options (i)	$1,109	$1,752	$276,211	$149,478
Financial swap contracts and options (ii)	1,269	1,269	151,371	100,915
Foreign exchange forward contracts	2,496	-	-	470
Share swap	-	-	-	13,818
Eurobond conversion feature	-	-	-	22,271
Other derivative options	116	363	280	-
As at March 31, 2016	$4,990	$3,384	$427,862	$286,952

Below is a summary of the financial instruments classified through profit and loss as at March 31, 2017, to which Just Energy has committed:

(i)   Physical forward contracts and options consist of:

•	Electricity contracts with a total remaining volume of 33,976,901 MWh, a weighted average price of $46.58/MWh and expiry dates up to December 31, 2024.

•	Natural gas contracts with a total remaining volume of 68,549,885 GJs, a weighted average price of $4.01/GJ and expiry dates up to October 31, 2021.

•
Renewable energy certificates ("REC") and emission-reduction credit contracts with a total remaining volume of 5,883,357 MWh and 628,582 tonnes, respectively, a weighted average price of $24.14/REC and $2.76/tonne, respectively, and expiry dates up to December 31, 2019 and December 31, 2028.

•	Electricity generation capacity contracts with a total remaining volume of 8,419 MWCap, a weighted average price of $7,838.59/MWCap and expiry dates up to December 31, 2021.

(ii)   Financial swap contracts and options consist of:

•	Electricity contracts with a total remaining volume of 20,847,985 MWh, an average price of $41.61/MWh and expiry dates up to July 31, 2022.

•	Natural gas contracts with a total remaining volume of 112,012,364 GJs, an average price of $4.09/GJ and expiry dates up to December 31, 2022.

•	Electricity generation capacity contracts with a total remaining volume of 618 MWCap, a weighted average price of $2,946.16/MWCap and expiry dates up to October 31, 2020.

These derivative financial instruments create a credit risk for Just Energy since they have been transacted with a limited number of counterparties. Should any counterparty be unable to fulfill its obligations under the contracts, Just Energy may not be able to realize the financial assets' balance recognized in the consolidated financial statements.

31.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2017
(in thousands of Canadian dollars, except where indicated and per share amounts)

Share swap agreement

The Company has entered into a share swap agreement to manage the statements of income volatility associated with the Company's restricted share grant and deferred share grant plans. The value, on inception, of the 2,500,000 shares under this share swap agreement was approximately $33,803. Net monthly settlements received under the share swap agreement are recorded in other income. The Company marks to market the fair value of the share swap agreement and has included that value in the non-current derivative financial liabilities on the consolidated statements of financial position. Changes in the fair value of the share swap agreement are recorded through the consolidated statements of income as a change in fair value of derivative instruments and other.

Fair value ("FV") hierarchy derivatives

Level 1

The fair value measurements are classified as Level 1 in the FV hierarchy if the fair value is determined using quoted unadjusted market prices.

Level 2

Fair value measurements that require observable inputs other than quoted prices in Level 1, either directly or indirectly, are classified as Level 2 in the FV hierarchy. This could include the use of statistical techniques to derive the FV curve from observable market prices. However, in order to be classified under Level 2, significant inputs must be directly or indirectly observable in the market. Just Energy values its New York Mercantile Exchange ("NYMEX") financial gas fixed-for-floating swaps under Level 2.

Level 3

Fair value measurements that require unobservable market data or use statistical techniques to derive forward curves from observable market data and unobservable inputs are classified as Level 3 in the FV hierarchy. For the supply contracts, Just Energy uses quoted market prices as per available market forward data and applies a price-shaping profile to calculate the monthly prices from annual strips and hourly prices from block strips for the purposes of mark to market calculations. The profile is based on historical settlements with counterparties or with the system operator and is considered an unobservable input for the purposes of establishing the level in the FV hierarchy. For the natural gas supply contracts, Just Energy uses three different market observable curves: i) Commodity (predominately NYMEX), ii) Basis and iii) Foreign exchange. NYMEX curves extend for over five years (thereby covering the length of Just Energy's contracts); however, most basis curves extend only 12 to 15 months into the future. In order to calculate basis curves for the remaining years, Just Energy uses extrapolation, which leads natural gas supply contracts to be classified under Level 3.

For the share swap, Just Energy uses a forward interest rate curve along with a volume weighted average share price. The Eurobond conversion feature is valued using an option pricing model.

The Company's accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There was no transfer into or out of Level 1, Level 2 or Level 3 during the years ended March 31, 2017 or 2016.

32.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2017
(in thousands of Canadian dollars, except where indicated and per share amounts)

Fair value measurement input sensitivity

The main cause of changes in the fair value of derivative instruments is changes in the forward curve prices used for the fair value calculations. Just Energy provides a sensitivity analysis of these forward curves under the "Market risk" section of this note. Other inputs, including volatility and correlations, are driven off historical settlements.

The following table illustrates the classification of derivative financial assets (liabilities) in the FV hierarchy as at March 31, 2017:

	Level 1	Level 2	Level 3	Total
Derivative financial assets	$-	$-	$14,666	$14,666
Derivative financial liabilities	-	(17,741)	(329,776)	(347,517)
Total net derivative liabilities	$-	$(17,741)	$(315,110)	$(332,851)
The following table illustrates the classification of derivative financial assets (liabilities) in the FV hierarchy as at March 31, 2016:

	Level 1	Level 2	Level 3	Total
Derivative financial assets	$-	$-	$8,374	$8,374
Derivative financial liabilities	-	(68,209)	(646,605)	(714,814)
Total net derivative liabilities	$-	$(68,209)	$(638,231)	$(706,440)

Key assumptions used when determining the significant unobservable inputs included in Level 3 of the FV hierarchy consist of:

(i) up to 5% price extrapolation to calculate monthly prices that extend beyond the market observable 12- to 15-month forward curve,

(ii) discount for counterparty non-performance risk up to 5%, and

(iii) discount rate in the range of 6% to 8%.

The following table illustrates the changes in net fair value of financial assets (liabilities) classified as Level 3 in the FV hierarchy for the following periods:

	Year ended	Year ended
	March 31, 2017	March 31, 2016
Balance, beginning of year	$(638,231)	$(623,924)
Total gains (losses)	(42,084)	(252,062)
Purchases	(30,265)	(116,916)
Sales	2,084	2,717
Settlements	393,386	351,954
Balance, end of year	$(315,110)	$(638,231)
(b)	Classification of non-derivative financial assets and liabilities

As at March 31, 2017 and 2016, the carrying value of cash and cash equivalents, short-term investments, restricted cash, current trade and other receivables, unbilled revenues and trade and other payables approximates their fair value due to their short-term nature.

33.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2017
(in thousands of Canadian dollars, except where indicated and per share amounts)

Long-term debt recorded at amortized cost has a fair value as at March 31, 2017 of $542 million (March 31, 2016 - $690 million) and the interest payable on outstanding amounts is at rates that vary with bankers' acceptances, LIBOR, Canadian bank prime rate or U.S. prime rate, with the following exceptions:

(i)	the $100 million, $160 million and US$150 million convertible debentures, which are fair valued based on market value; and

(ii)	the fair value of the senior unsecured note is based on discounting future cash flows using a discount rate consistent with the above convertible debentures.

The $100 million, $160 million and US$150 million convertible debentures are classified as Level 1 and the senior unsecured note is classified as Level 2 in the FV hierarchy.
(c)	Management of risks arising from financial instruments

The risks associated with Just Energy's financial instruments are as follows:
(i)	Market risk

Market risk is the potential loss that may be incurred as a result of changes in the market or fair value of a particular instrument or commodity. Components of market risk to which Just Energy is exposed are discussed below.
Foreign currency risk

Foreign currency risk is created by fluctuations in the fair value or cash flows of financial instruments due to changes in foreign exchange rates and exposure as a result of investments in U.S., U.K. and Germany operations.

The performance of the Canadian dollar relative to the U.S. dollar could positively or negatively affect Just Energy's income, as a portion of Just Energy's income is generated in U.S. dollars and is subject to currency fluctuations upon translation to Canadian dollars. Due to its growing operations in the U.S. and Europe, Just Energy expects to have a greater exposure to foreign currency fluctuations in the future than in prior years. Just Energy has economically hedged between 50% and 90% of forecasted cross border cash flows that are expected to occur within the next 12 months and between 0% and 50% of certain forecasted cross border cash flows that are expected to occur within the next 13 to 24 months. The level of economic hedging is dependent on the source of the cash flow and the time remaining until the cash repatriation occurs.

Just Energy may, from time to time, experience losses resulting from fluctuations in the values of its foreign currency transactions, which could adversely affect its operating results. Translation risk is not hedged.

With respect to translation exposure, if the Canadian dollar had been 5% stronger or weaker against the U.S. dollar for the ended March 31, 2017, assuming that all the other variables had remained constant, profit for the period would have been $28.0 million higher/lower and other comprehensive income would have been $34.2 million lower/higher.

34.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2017
(in thousands of Canadian dollars, except where indicated and per share amounts)

Interest rate risk
Just Energy is only exposed to interest rate fluctuations associated with its floating rate credit facility. Just Energy's current exposure to interest rates does not economically warrant the use of derivative instruments. The Company's exposure to interest rate risk is relatively immaterial and temporary in nature. Just Energy does not currently believe that long-term debt exposes it to material interest rate risks but has set out parameters to actively manage this risk within its Risk Management Policy.
A 1% increase (decrease) in interest rates would have resulted in a decrease (increase) of approximately $332 in profit before income taxes for the year ended March 31, 2017 (2016 – $11).
Commodity price risk
Just Energy is exposed to market risks associated with commodity prices and market volatility where estimated customer requirements do not match actual customer requirements. Management actively monitors these positions on a daily basis in accordance with its Risk Management Policy. This policy sets out a variety of limits, most importantly, thresholds for open positions in the gas and electricity portfolios which also feed a Value at Risk limit. Should any of the limits be exceeded, they are closed expeditiously or express approval to continue to hold is obtained. Just Energy's exposure to market risk is affected by a number of factors, including accuracy of estimation of customer commodity requirements, commodity prices, volatility and liquidity of markets. Just Energy enters into derivative instruments in order to manage exposures to changes in commodity prices. The derivative instruments that are used are designed to fix the price of supply for estimated customer commodity demand and thereby fix margins such that shareholder dividends can be appropriately established. Derivative instruments are generally transacted over the counter. The inability or failure of Just Energy to manage and monitor the above market risks could have a material adverse effect on the operations and cash flows of Just Energy. Just Energy mitigates the exposure to variances in customer requirements that are driven by changes in expected weather conditions through active management of the underlying portfolio, which involves, but is not limited to, the purchase of options including weather derivatives. Just Energy's ability to mitigate weather effects is limited by the degree to which weather conditions deviate from normal.
Commodity price sensitivity – all derivative financial instruments
If all the energy prices associated with derivative financial instruments including natural gas, electricity, verified emission-reduction credits and renewable energy certificates had risen (fallen) by 10%, assuming that all of the other variables had remained constant, profit before income taxes for the year ended March 31, 2017 would have increased (decreased) by $138,237 ($137,432), primarily as a result of the change in fair value of Just Energy's derivative financial instruments.
Commodity price sensitivity – Level 3 derivative financial instruments

If the energy prices associated with only Level 3 derivative financial instruments including natural gas, electricity, verified emission-reduction credits and renewable energy certificates had risen (fallen) by 10%, assuming that all of the other variables had remained constant, profit before income taxes for the year ended March 31, 2017 would have increased (decreased) by $141,772 ($140,989), primarily as a result of the change in fair value of Just Energy's derivative financial instruments.

(ii) Credit risk
Credit risk is the risk that one party to a financial instrument fails to discharge an obligation and causes financial loss to another party. Just Energy is exposed to credit risk in two specific areas: customer credit risk and counterparty credit risk.

35.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2017
(in thousands of Canadian dollars, except where indicated and per share amounts)

Customer credit risk
In Alberta, Texas, Illinois, British Columbia, California, Michigan, Delaware, Ohio, Georgia and the United Kingdom, Just Energy has customer credit risk and, therefore, credit review processes have been implemented to perform credit evaluations of customers and manage customer default. If a significant number of customers were to default on their payments, it could have a material adverse effect on the operations and cash flows of Just Energy. Management factors default from credit risk in its margin expectations for all the above markets.

The aging of the accounts receivable from the above markets was as follows:

	March 31, 2017	March 31, 2016

Current	$96,510	$104,275
1 – 30 days	30,672	33,984
31 – 60 days	12,806	13,129
61 – 90 days	8,358	6,603
Over 90 days	47,059	48,382
	$195,405	$206,373

Changes in the allowance for doubtful accounts related to the balances in the table above were as follows:

	March 31, 2017	March 31, 2016

Balance, beginning of year	$58,789	$58,314
Provision for doubtful accounts	56,041	68,531
Bad debts written off	(64,262)	(60,304)
Other	(1,137)	(7,752)
Balance, end of year	$49,431	$58,789

In the remaining markets, the local distribution companies ("LDCs") provide collection services and assume the risk of any bad debts owing from Just Energy's customers for a fee. Management believes that the risk of the LDCs failing to deliver payment to Just Energy is minimal. There is no assurance that the LDCs providing these services will continue to do so in the future.
Counterparty credit risk

Counterparty credit risk represents the loss that Just Energy would incur if a counterparty fails to perform under its contractual obligations. This risk would manifest itself in Just Energy replacing contracted supply at prevailing market rates, thus impacting the related customer margin. Counterparty limits are established within the Risk Management Policy. Any exceptions to these limits require approval from the Board of Directors of Just Energy. The Risk Department and Risk Committee monitor current and potential credit exposure to individual counterparties and also monitor overall aggregate counterparty exposure. However, the failure of a counterparty to meet its contractual obligations could have a material adverse effect on the operations and cash flows of Just Energy.

36.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2017
(in thousands of Canadian dollars, except where indicated and per share amounts)

As at March 31, 2017, the estimated counterparty credit risk exposure amounted to $14,666 (2016 - $8,374), representing the risk relating to the Company's exposure to derivatives that are in an asset position.

(iii)    Liquidity risk
Liquidity risk is the potential inability to meet financial obligations as they fall due. Just Energy manages this risk by monitoring detailed weekly cash flow forecasts covering a rolling six-week period, monthly cash forecasts for the next 12 months, and quarterly forecasts for the following two-year period to ensure adequate and efficient use of cash resources and credit facilities.

The following are the contractual maturities, excluding interest payments, reflecting undiscounted disbursements of Just Energy's financial liabilities:

As at March 31, 2017:
	Carrying	Contractual	Less than			More than
	amount	cash flows	1 year	1-3 years	4-5 years	5 years
Trade and other payables	$486,632	$486,632	$486,632	$-	$-	$-
Long-term debt[1]	498,088	527,743	-	367,743	160,000	-
Gas, electricity and non-commodity contracts	347,517	3,397,692	1,982,896	1,189,745	188,282	36,769
	$1,332,237	$4,412,067	$2,469,528	$1,557,488	$348,282	$36,769

As at March 31, 2016:
	Carrying	Contractual	Less than			More than
	amount	cash flows	1 year	1-3 years	4-5 years	5 years
Trade and other payables	$511,276	$511,276	$511,276	$-	$-	$-
Long-term debt	660,543	696,221	-	501,416	194,805	-
Gas, electricity and non-commodity contracts	714,814	3,808,888	2,099,984	1,442,238	231,227	35,439
	$1,886,633	$5,016,385	$2,611,260	$1,943,654	$426,032	$35,439
1 Included in long-term debt are the $100,000 and $160,000 relating to convertible debentures and US$150,000 relating to convertible bonds, which may be settled through the issuance of shares at the option of the holder or Just Energy upon maturity.

In addition to the amounts noted above, as at March 31, 2017, the contractual net interest payments over the term of the long-term debt with scheduled repayment terms are as follows:
	Less than 1 year	1 - 3 years	4 - 5 years	More than 5 years
Interest payments	26,300	37,475	21,600	-

(iv)	Supplier risk

Just Energy purchases the majority of the gas and electricity delivered to its customers through long-term contracts entered into with various suppliers. Just Energy has an exposure to supplier risk as the ability to continue to deliver gas and electricity to its customers is reliant upon the ongoing operations of these suppliers and their ability to fulfill their contractual obligations. As at March 31, 2017, Just Energy has applied a discount factor to determine the fair value of its financial assets in the amount of $4,980 (2016 - $2,865) to accommodate for its counterparties' risk of default.

37.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2017
(in thousands of Canadian dollars, except where indicated and per share amounts)

15.	ACQUISITION OF DB SWDIREKT GMBH AND DB SWPRO GMBH

On December 8, 2016, Just Energy completed the acquisition of 95% of the issued and outstanding shares of SWDirekt, a retail energy company, and 50% of the issued and outstanding shares of SWPro, a sales and marketing company, for $6.2 million, subject to closing adjustments. Terms of the deal include a $2.2 million payment upon the achievement of sales targets. In addition, variable compensation is payable to the selling shareholders, which will be recorded as remuneration expense in the future, subject to the financial performance of the acquired businesses. At this time, it is not practicable to estimate the amount of variable compensation payable in the future.
The acquisition of SWDirekt and SWPro was accounted for using the purchase method of accounting. Just Energy allocated the purchase price to the identified assets and liabilities acquired based on their fair values at the time of acquisition as follows:

NET ASSETS ACQUIRED

Working capital (including cash of $77)	$361
Property, plant and equipment	56
Intangible assets	6,003
Non-controlling interest	(41)
Other liabilities	(221)
Total consideration	$6,158

Cash paid, net of estimated working capital adjustment	$3,994
Contingent consideration	2,164
Total consideration	$6,158

The purchase price allocation is considered preliminary, and as a result may be adjusted. The transaction costs related to the acquisition of SWDirekt and SWPro have been expensed and are included in other operating expenses in the consolidated income statement.

16.	NON-CONTROLLING INTEREST

Financial information of subsidiaries that have non-controlling interests is provided below:

	March 31, 2017	March 31, 2016
Profit (loss) allocated to non-controlling interest
Just Ventures (a)	$24,558	$17,890
SWDirekt (b)	(72)	-
SWPro (b)	(15)	-
	$24,471	$17,890

(a)
Just Energy has a 50% interest in Just Ventures.  These entities operate out of North Carolina and are involved in the marketing of Just Energy products primarily through Internet and telemarketing-based efforts. The non-controlling shareholder also has a 50% interest in these entities. Management has determined that Just Energy controls these entities due to its ability to affect the variable returns from these entities as a result of its control over the structuring and pricing of products, determining credit risk, servicing and billing customers and the level of input on the marketing activity in given regions. During the year, Just Energy paid $24,471 (2016 - $17,890) in distributions to non-controlling interest.

38.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2017
(in thousands of Canadian dollars, except where indicated and per share amounts)

(b)
Just Energy owns 95% of the issued and outstanding shares of db swdirekt GmbH ("SWDirekt"), and 50% of the issued and outstanding shares of db swpro GmbH ("SWPro"), and therefore, has treated the 5% and 50% that is not owned by Just Energy as a non-controlling interest.

The summarized financial information of these subsidiaries is provided below. This information is based on 100% of the entities' activities before intercompany eliminations.
	Just Ventures	SWDirekt	SWPro
Summarized financial information for 2017:
Gross margin	$82,357	$5	$(43)
Selling and marketing expenses	34,264	235	100
Profit from operations	48,093	(349)	(143)
Cash flows provided by operating activities	48,093	(349)	(143)
Cash flows used in financing activities	(48,093)	-	-

Summarized financial information for 2016:	Just Ventures	SWDirekt	SWPro
Gross margin	$78,774	$-	$-
Selling and marketing expenses	42,994	-	-
Profit from operations	35,780	-	-
Cash flows provided by operating activities	35,780	-	-
Cash flows used in financing activities	(35,780)	-	-

17.	LONG-TERM DEBT AND FINANCING

	March 31, 2017	March 31, 2016
Credit facility (a)	$68,258	$-
Less: Debt issue costs (a)	(2,257)	(2,980)
6.75% convertible debentures (b)	145,579	-
6.5% convertible bonds (c)	190,486	182,564
5.75% convertible debentures (d)	96,022	93,637
6.0% convertible debentures (e)	-	311,028
Senior unsecured note (f)	-	80,000
Less: Debt issue costs (f)	-	(3,706)
	498,088	660,543

39.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2017
(in thousands of Canadian dollars, except where indicated and per share amounts)

Future annual minimum repayments are as follows:

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total

Credit facility (a)	$-	$68,258	$-	$-	$68,258
6.75% convertible debentures (b)	-	-	160,000	-	160,000
6.5% convertible bonds (c)	-	199,485	-	-	199,485
5.75% convertible debentures (d)	-	100,000	-	-	100,000
	$-	$367,743	$160,000	$-	$527,743

The following table details the finance costs for the year ended March 31. Interest is expensed based on the effective interest rate.
	2017	2016
Credit facility (a)	$10,564	$6,832
6.75% convertible debentures (b)	7,090	-
6.5% convertible bonds (c)	16,418	15,991
5.75% convertible debenture (d)	8,135	7,942
6.0% convertible debentures (e)	19,396	27,464
Loss on redemption of 6.0% convertible debentures (c)	4,415	-
Senior unsecured note (f)	10,999	14,311
Unwinding of discount and other	1,060	-
	$78,077	$72,540

(a)
As at March 31, 2017, Just Energy has a $342.5 million credit facility to meet working capital requirements, which includes an increase to the capacity by $50 million for a letter of credit facility (the LC facility), effective December 30, 2016. The principal amount outstanding under the LC facility is guaranteed by Export Development Canada under its Account Performance Security Guarantee Program. The syndicate of lenders for the credit facility includes Shell Energy North America (Canada) Inc./Shell Energy North America (US), L.P., Canadian Imperial Bank of Commerce, National Bank of Canada, HSBC Bank Canada, Alberta Treasury Branches, JP Morgan Chase Bank, N.A. and Canadian Western Bank. The term of the credit facility expires on September 1, 2018.

Interest is payable on outstanding loans at rates that vary with Bankers' Acceptance rates, LIBOR, Canadian bank prime rate or U.S. prime rate. Under the terms of the operating credit facility, Just Energy is able to make use of Bankers' Acceptances and LIBOR advances at stamping fees of 3.40%. Prime rate advances are at rates of interest of bank prime plus 2.40% and letters of credit are at rates of 3.40%. Interest rates are adjusted quarterly based on certain financial performance indicators. As at March 31, 2017, the Canadian prime rate was 2.70% and the U.S. prime rate was 4.00%.

As at March 31, 2017, $68.3 million has been drawn against the facility but total letters of credit outstanding as of March 31, 2017, amounted to $109.2 million (March 31, 2016 - $130.0 million). As at March 31, 2017, Just Energy has $160.1 million of the facility remaining for future working capital and/or security requirements. Just Energy's obligations under the credit facility are supported by guarantees of certain subsidiaries and affiliates and collateralized by a general security agreement and a pledge of the assets and securities of Just Energy and the majority of its operating subsidiaries and affiliates excluding, primarily, the U.K., Barbados and German operations. Just Energy is required to meet a number of financial covenants under the credit facility agreement. As at March 31, 2017, the Company was compliant with all of these covenants.

40.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2017
(in thousands of Canadian dollars, except where indicated and per share amounts)

(b)
On October 5, 2016, Just Energy issued $160 million of convertible unsecured senior subordinated debentures (the "6.75% convertible debentures"). The 6.75% convertible debentures bear interest at an annual rate of 6.75%, payable semi-annually in arrears on June 30 and December 31 in each year, and have a maturity date of December 31, 2021. Each $1,000 principal amount of the 6.75% convertible debentures is convertible at the option of the holder at any time prior to the close of business on the earlier of the maturity date and the last business day immediately preceding the date fixed for redemption into 107.5269 common shares of Just Energy, representing a conversion price of $9.30, subject to certain anti-dilution provisions. Holders who convert their debentures will receive accrued and unpaid interest for the period from and including the date of the latest interest payment up to, but excluding, the date of conversion.

The 6.75% convertible debentures will not be redeemable at the option of the Company on or before December 31, 2019. After December 31, 2019 and prior to December 31, 2020, the 6.75% convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days' and not less than 30 days' prior notice, at a price equal to their principal amount plus accrued and unpaid interest, provided that the weighted average trading price of the common shares of Just Energy on the Toronto Stock Exchange (the "TSX") for the 20 consecutive trading days ending five trading days preceding the date on which the notice of redemption is given is at least 125% of the conversion price. On or after December 31, 2020, the 6.75% convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days' and not less than 30 days' prior notice, at a price equal to their principal amount plus accrued and unpaid interest.

The conversion feature of the 6.75% convertible debentures has been accounted for as a separate component of shareholders' deficit in the amount of $8.0 million. Upon initial recognition of the convertible debentures, Just Energy recorded a deferred tax liability of $2.1 million and reduced the equity component of the convertible debentures by this amount. The remainder of the net proceeds of the 6.75% convertible debentures has been recorded as long-term debt, which is being accreted up to the face value of $160 million over the term of the 6.75% convertible debentures using an effective interest rate of 9.1%. If the 6.75% convertible debentures are converted into common shares, the value of the conversion will be reclassified to share capital along with the principal amount converted. No amounts of the 6.75% convertible debentures have been converted or redeemed as at March 31, 2017.

(c)
On January 29, 2014, Just Energy issued US$150 million of European-focused senior convertible unsecured convertible bonds (the "6.5% convertible bonds"). The 6.5% convertible bonds bear interest at an annual rate of 6.5%, payable semi-annually in arrears in equal installments on January 29 and July 29 in each year, and have a maturity date of July 29, 2019. The Company incurred transaction costs of $5,215 and has shown these costs net of the 6.5% convertible bonds.

A Conversion Right in respect of a bond may be exercised, at the option of the holder thereof, at any time from May 30, 2014 to July 7, 2019. The initial conversion price is US$9.3762 per common share (being C$10.2819) but is subject to adjustments. In the event of the exercise of a Conversion Right, the Company may, at its option, subject to applicable regulatory approval and provided no event of default has occurred and is continuing, elect to satisfy its obligation in cash equal to the market value of the underlying shares to be received.

41.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2017
(in thousands of Canadian dollars, except where indicated and per share amounts)

As a result of the debt being denominated in a different functional currency than that of Just Energy, the conversion feature is recorded as a financial liability instead of a component of equity. Therefore, the conversion feature of the 6.5% convertible bonds has been accounted for as a separate financial liability with an initial value of US$8,517. The remainder of the net proceeds of the 6.5% convertible bonds has been recorded as long-term debt, which is being accreted up to the face value of $150 million over the term of the 6.5% convertible bonds using an effective interest rate of 8.8%. At each reporting period, the conversion feature is recorded at fair value with changes in fair value recorded through profit or loss. As at March 31, 2017, the fair value of this conversion feature is US$6,023 and is included in other non-current financial liabilities. No amounts of the 6.5% convertible debentures have been converted or redeemed as at March 31, 2017. The Company has made an immaterial adjustment in regards to the 6.5% convertible bonds previously designated as a hedge of the Company's US dollar net investment, as it was determined that the hedging relationship should be discontinued. As a result, $20,878 of unrealized foreign exchange was reclassified from accumulated other comprehensive income to deficit in the comparative figures.
(d)
In September 2011, Just Energy issued $100 million of convertible unsecured subordinated debentures (the "5.75% convertible debentures"), which was used to fund an acquisition. The 5.75% convertible debentures bear interest at an annual rate of 5.75%, payable semi-annually on March 31 and September 30 in each year, and have a maturity date of September 30, 2018. Each $1,000 principal amount of the 5.75% convertible debentures is convertible at the option of the holder at any time prior to the close of business on the earlier of the maturity date and the last business day immediately preceding the date fixed for redemption into 56.0 common shares of Just Energy, representing a conversion price of $17.85. On or after September 30, 2016, the 5.75% convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days' and not less than 30 days' prior notice, at a price equal to their principal amount plus accrued and unpaid interest.

The Company may, at its option, on not more than 60 days' and not less than 30 days' prior notice, subject to applicable regulatory approval and provided no event of default has occurred and is continuing, elect to satisfy its obligation to repay all or any portion of the principal amount of the 5.75% convertible debentures that are to be redeemed or that are to mature, by issuing and delivering to the holders thereof that number of freely tradable common shares determined by dividing the principal amount of the 5.75% convertible debentures being repaid by 95% of the current market price on the date of redemption or maturity, as applicable.

The conversion feature of the 5.75% convertible debentures has been accounted for as a separate component of shareholders' deficit in the amount of $10,188. Upon initial recognition of the convertible debentures, Just Energy recorded a deferred tax liability of $2,579 and reduced the equity component of the convertible debentures by this amount. The remainder of the net proceeds of the 5.75% convertible debentures has been recorded as long-term debt, which is being accreted up to the face value of $100 million over the term of the 5.75% convertible debentures using an effective interest rate of 8.6%. If the 5.75% convertible debentures are converted into common shares, the value of the conversion will be reclassified to share capital along with the principal amount converted. No amounts of the 5.75% convertible debentures have been converted or redeemed as at March 31, 2017.

42.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2017
(in thousands of Canadian dollars, except where indicated and per share amounts)

(e)
In May 2010, Just Energy issued $330 million of convertible extendible unsecured subordinated debentures (the "6.0% convertible debentures"). The 6.0% convertible debentures bear interest at a rate of 6.0% per annum payable semi-annually in arrears on June 30 and December 31, with an original maturity date of June 30, 2017.

On November 7, 2016, Just Energy redeemed $225 million of the 6.0% convertible debentures. Of the amount paid, $222 million was recorded as a reduction in the liability component of the 6.0% convertible debentures, a non-cash loss on early redemption of $3.1 million was classified as finance costs, and $12.9 million was recorded as an increase in contributed surplus. On February 21 2017, Just Energy redeemed $94.6 million of the 6.0% convertible debentures. Of the amount paid, $93.4 million was recorded as a reduction in the liability component of the 6.0% convertible debentures, a non-cash loss on early redemption of $1.3 million was classified as finance costs, and $5.4 million was recorded as an increase in contributed surplus.

In addition to $225 million and $94.6 million redemptions mentioned above, during the year ended March 31, 2017, the Company purchased and retired $1.8 million (2016 - $6.9 million), of the 6.0% convertible debentures. During the year, the Company paid $1.9 million (2016 - $6.9 million), reducing the net book value by $1.7 million (2016 - $6.7 million), and the loss was recorded as an increase to interest expense. As at March 31, 2017, the face value of this debenture was $nil (2016 - $321.4 million).

(f)
The senior unsecured note was originally issued in the amount of $105 million bearing interest at 9.75% and maturing in June 2018. Just Energy early redeemed $25 million on March 31, 2016 and June 30, 2016, respectively, with the remaining $55 million repaid on October 5, 2016.

18.	PROVISIONS

	2017	2016
Cost
Balance, beginning of year	$17,989	$19,206
Provisions made during the year	-	2,292
Provisions reversed and used during the year	(10,602)	(3,976)
Unwinding of discount	389	(10)
Foreign exchange impact	439	477
Balance, end of year	$8,215	$17,989

Current	8,215	13,573
Non-current	-	4,416
	$8,215	$17,989

43.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2017
(in thousands of Canadian dollars, except where indicated and per share amounts)

Legal proceedings

In March 2012, Davina Hurt and Dominic Hill filed a lawsuit against Commerce Energy Inc., Just Energy Marketing Corp. and the Company (collectively referred to as "Just Energy") in the Ohio Federal Court claiming entitlement to payment of minimum wage and overtime under Ohio wage claim laws and the federal Fair Labor Standards Act ("FLSA") on their own behalf and similarly situated door-to-door sales representatives who sold for Commerce in certain regions of the United States. The Court granted the plaintiffs' request to certify the lawsuit as a class action. Approximately 1,800 plaintiffs opted into the federal minimum wage and overtime claims, and approximately 8,000 plaintiffs were certified as part of the Ohio state overtime claims. A jury trial on the liability phase was completed on October 6, 2014. The jury refused to find a wilful violation by Just Energy but reached a verdict that supports the plaintiffs' class and collective action that certain individuals were not properly classified as outside salespeople in order to qualify for an exemption under the minimum wage and overtime requirements pursuant to the FLSA and Ohio wage and hour laws. Just Energy disagrees with the result of the October 2014 trial and is of the opinion that it is not supported by existing law and precedent. On January 9, 2015, the Court struck the plaintiffs' damage expert report. Potential amounts owing have yet to be determined and will be subject to a separate damage phase proceeding. Just Energy made a request for an early appeal of the liability phase decision (before the damage phase was completed), referred to as an interlocutory appeal. The trial judge granted Just Energy's request. But in November 2015, the United States Court of Appeals for the Sixth Circuit refused the early appeal, indicating the issues did not warrant early review. Just Energy's appeal opportunities remain open after conclusion of the damages phase, which still remains unscheduled by the Court. Just Energy strongly believes it complied with the law and continues to vigorously defend against the claims.

In August 2013, Levonna Wilkins, a former door-to-door independent contractor for Just Energy Marketing Corp. ("JEMC"), filed a lawsuit against Just Energy Illinois Corp., Commerce Energy Inc., JEMC and the Company (collectively referred to as "Just Energy") in the Illinois Federal District Court claiming entitlement to payment of minimum wage and overtime under Illinois wage claim laws and the FLSA on her own behalf and similarly situated door-to-door sales representatives who sold in Illinois. On March 13, 2015, the Court granted Wilkins' request to certify the lawsuit as a class action to include a class made up of Illinois sales representatives who sold for Just Energy Illinois and Commerce. On March 22, 2016, Just Energy's summary judgment motion to dismiss Wilkins' claims was denied. On June 16, 2016, the Court granted Just Energy's motion for reconsideration which objected to Wilkins' class definition and revised the definition to exclude sales representatives who sold for Commerce. Wilkins decided not to seek leave to file an interlocutory appeal of the Court's June 16 order. No trial date has been scheduled. Just Energy strongly believes it complied with the law and continues to vigorously contest this matter.

In March 2015, Kevin Flood, a former door-to-door independent contractor for Just Energy Marketing Corp., filed a lawsuit against JEMC, Just Energy New York Corp. and the Company (collectively referred to as "Just Energy") in New York Federal District Court (Southern District) claiming entitlement to payment of minimum wage and overtime under New York wage claim laws and the FLSA on his own behalf and similarly situated door-to-door sales representatives who sold in New York. On January 25, 2016, the Court granted Flood's request to certify the lawsuit as a class action for the FLSA claims to include a class made up of New York sales representatives who sold for Just Energy New York. 167 individuals opted in to the FLSA class. Flood also filed a request to certify the lawsuit as a class action for alleged violations of the New York wage claim laws, and Just Energy filed responsive papers. On January 20, 2017, the Court granted Just Energy's motion for summary judgment dismissing Flood's claims and denied the motion to certify the class action. Opt-in plaintiffs did not file any statements by the Court's February 3, 2017 deadline demonstrating that their claims are not similarly situated from Flood's claims, and therefore, their claims are dismissed. On February 16, 2017, Flood and opt-in plaintiffs filed an appeal of the dismissal of the Federal District Court's order to the Court of Appeals for the Second Circuit. The appeal remains pending. Just Energy strongly believes it complied with the law and will vigorously contest the appeal of the dismissal.

44.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2017
(in thousands of Canadian dollars, except where indicated and per share amounts)

In May 2015, Kia Kordestani, a former door-to-door independent contractor ("IC") sales representative for Just Energy Corp., filed a lawsuit against Just Energy Corp., Just Energy Ontario L.P. and the Company (collectively referred to as "Just Energy") in the Superior Court of Justice, Ontario, claiming status as an employee and seeking benefits and protections of the Employment Standards Act such as minimum wage, overtime pay, and vacation and public holiday pay on his own behalf and similarly situated door-to-door sales representatives who sold in Ontario. On Just Energy's request, Mr. Kordestani was removed as a plaintiff but replaced with Haidar Omarali, also a former door-to-door sales representative. In August 2015, Omarali filed a motion to certify a proposed class action of door-to-door sales representatives, and the Court set a hearing for June 21, 2016. The Court issued its certification decision on July 27, 2016, which granted Omarali's request for certification with certain changes. Importantly, the Court refused to certify Omarali's request for damages on an aggregate basis, finding that any alleged class member damages "cannot be determined without proof by individual class members", and the Court left any further resolution on this issue to the common issues trial judge. The Court also refused to certify Omarali's request for the option of punitive damages against Just Energy and found that there was no evidence that Just Energy's conduct justified a punitive damages question, largely because the evidence presented showed that over the years Just Energy was "reassured that their sales agents were indeed ICs, not employees" by "various administrative agencies including the Canada Revenue Agency, the Workplace Safety and Insurance Board, and at least on one occasion before an employment officer of the Employment Standards Act". At Just Energy's request, the Court also certified a common issue on limitations which presents the question of whether claims for services provided before May 2013 are barred by the two-year limitations period set by statute. On September 16, 2016, Just Energy filed a motion for leave to appeal the class certification, which the Court denied on November 17, 2016. Per the court order, notice of the lawsuit was issued to class members in late February 2017. The parties will work with the Court to set examination and procedural deadlines. No trial date has been scheduled. Just Energy strongly believes it complied with the law and continues to vigorously contest this matter.

19.	INCOME TAXES
(a)	Tax expense

	2017	2016
Current tax expense	$27,123	$13,890
Deferred tax expense (benefit)
Origination and reversal of temporary differences	$152,945	$5,867
Benefit arising from previously unrecognized tax loss or temporary difference	(136,837)	(20,075)
Deferred tax expense (benefit)	16,108	(14,208)
Provision for (recovery of) income taxes	$43,231	$(318)

45.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2017
(in thousands of Canadian dollars, except where indicated and per share amounts)

(b)	Reconciliation of the effective tax rate

The provision for income taxes represents an effective rate different than the Canadian corporate statutory rate of 26.50% (2016 – 26.50%).

	2017	2016
Income before income taxes	$514,114	$82,176
Combined statutory Canadian federal and provincial income tax rate	26.50%	26.50%
Income tax expense based on statutory rate	$136,240	$21,777
Increase (decrease) in income taxes resulting from:
Benefit of mark to market loss and other temporary differences not recognized	$(136,837)	$(20,075)
Variance between combined Canadian tax rate and the tax rate applicable to foreign earnings	40,396	9,080
Other permanent items	3,432	(11,100)
Total income tax expense (recovery)	$43,231	$(318)

(c)	Recognized deferred tax assets and liabilities

Recognized deferred tax assets and liabilities are attributed to the following:

	2017	2016
Mark to market losses on derivative instruments	$28,667	$51,142
Tax losses and excess of tax basis over book basis	9,893	14,894
Partnership loss deferred for tax purposes	-	143
Total deferred tax asset	38,560	66,179
Offset of deferred taxes	(17,292)	(26,594)
Net deferred tax asset	$21,268	$39,585

Partnership income deferred for tax purposes	$(8,281)	$(22,449)
Mark to market gains on derivative instruments	(391)	(665)
Book to tax differences on other assets	(4,476)	(848)
Convertible debentures	(4,144)	(2,634)
Total deferred tax liability	(17,292)	(26,596)
Offset of deferred taxes	17,292	26,594
Net deferred tax liability	$-	$(2)

46.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2017
(in thousands of Canadian dollars, except where indicated and per share amounts)

(d)	Movement in deferred tax balances

	Balance April 1, 2016	Recognized in profit or loss	Cumulative Translation Adjustment	Balance March 31, 2017
Partnership income deferred for tax	$(22,306)	$14,025	$-	$(8,281)
Book to tax differences - customer contracts	(5,139)	5,139	-	-
Book to tax differences on other assets	19,181	(11,557)	(2,207)	5,417
Mark to market gains (losses) on derivative instruments	50,481	(22,205)	-	28,276
Convertible debentures	(2,634)	(1,510)	-	(4,144)
	$39,583	$(16,108)	$(2,207)	$21,268

	Balance April 1, 2015	Recognized in profit or loss	Cumulative Translation Adjustment	Balance March 31, 2016
Partnership income deferred for tax	$(23,367)	$1,061	$-	$(22,306)
Book to tax differences - customer contracts	(5,139)	-	-	(5,139)
Book to tax differences on other assets	11,537	7,644	-	19,181
Mark to market gains (losses) on derivative instruments	51,646	(1,165)	-	50,481
Convertible debentures	(9,303)	6,669	-	(2,634)
	$25,374	$14,209	$-	$39,583

(e)	Unrecognized deferred tax assets

Deferred tax assets not reflected as at March 31 are as follows:
	2017	2016
Losses available for carryforward	$55,745	$48,560
Mark to market on losses on derivative instruments	86,767	200,074
Excess of tax over book basis	14,718	6,666
AMT credit carryforward	2,068	-

Losses available for carryforward (recognized and unrecognized) are set to expire as follows:
		2017
2029		$-
2030		-
2031 and thereafter		139,363
Total		$139,363

47.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2017
(in thousands of Canadian dollars, except where indicated and per share amounts)

20.	SHAREHOLDERS' CAPITAL

Just Energy is authorized to issue an unlimited number of common shares and 50,000,000 preference shares issuable in series, both with no par value. Shares outstanding have no preferences, rights or restrictions attached to them.

On February 7, 2017, Just Energy closed its underwritten public offering of 4,000,000 of its 8.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares (the "Preferred Shares") at a public offering price of US$25.00 per Preferred Share, for gross proceeds of US$100 million. In addition, concurrently with the closing of the public offering of Preferred Shares, Just Energy closed a non-brokered private placement of 40,000 Preferred Shares at a price of US$25.00 per Preferred Share, for gross proceeds of US$1 million.

Details of issued and outstanding shareholders' capital are as follows:
	Year ended		Year ended
	March 31, 2017		March 31, 2016
	Shares	Amount	Shares	Amount
Common shares:

Issued and outstanding
Balance, beginning of year	147,183,778	$1,069,434	146,559,176	$1,063,423
Share-based awards exercised	679,760	7,191	624,602	6,011
Repurchase and cancellation of shares	(850,000)	(6,549)	-	-
Balance, end of year	147,013,538	$1,070,076	147,183,778	$1,069,434

Preferred shares:

Issued and outstanding
Balance, beginning of year	-	$-	-	$-
Shares issued for cash	4,040,000	132,973	-	-
Preferred shares issuance cost	-	(4,610)	-	-
Balance, end of year	4,040,000	$128,363	-	$-

Shareholders' capital	151,053,538	$1,198,439	147,183,778	$1,069,434

21.     ACCUMULATED OTHER COMPREHENSIVE INCOME

	2017	2016
Balance, beginning of year	$69,786	$77,271
Other comprehensive loss to be reclassified to profit or loss in subsequent years:
Unrealized foreign currency translation adjustment	575	(7,485)
Balance, end of year	$70,361	$69,786

48.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2017
(in thousands of Canadian dollars, except where indicated and per share amounts)

22.	SHARE-BASED COMPENSATION PLANS
(a)	Stock option plan

Just Energy may grant awards under its 2010 share option plan (formerly the 2001 Unit Option Plan) to directors, officers, full time employees and service providers (non-employees) of Just Energy and its subsidiaries and affiliates. In accordance with the share option plan, Just Energy may grant options to a maximum of 11,300,000 shares. As at March 31, 2017, there were 814,166 options still available for grant under the plan. Of the options issued, 500,000 options remain outstanding at March 31, 2017 with an exercise price of $7.88. The exercise price of the share options equals the closing market price of the Company's shares on the last business day preceding the grant date. The share options vest over periods ranging from three to five years from the grant date and expire after five or ten years from the grant date.

(b)	Restricted share grants

Just Energy grants awards under the 2010 Restricted Share Grants Plan (formerly the 2004 unit appreciation rights, "UARs") in the form of fully paid RSGs to senior officers, employees and service providers of its subsidiaries and affiliates. As at March 31, 2017, there were 4,107,830 RSGs (2016 – 4,591,312) still available for grant under the plan. Of the RSGs issued, 1,668,780 remain outstanding as at March 31, 2017 (2016 – 1,740,363). Except as otherwise provided, (i) the RSGs vest from one to five years from the grant date providing, in most cases, on the applicable vesting date the RSG grantee continues as a senior officer, employee or service provider of Just Energy or any affiliate thereof; (ii) the RSGs expire no later than ten years from the grant date; (iii) a holder of RSGs is entitled to payments at the same rate as dividends paid to JEGI shareholders; and (iv) when vested, the holder of an RSG may exchange one RSG for one common share.

There are 560,000 RSGs granted to senior management that do not receive dividend payments. In addition to a continued employment condition for vesting, there are certain share price targets that must be met.

RSGs available for grant
	2017	2016
Balance, beginning of year	4,591,312	28,024
Add: Increase in RSGs available for grant	-	5,000,000
Less: Granted	(676,270)	(592,084)
Add: Cancelled/forfeited	192,788	155,372
Balance, end of year	4,107,830	4,591,312

The average grant date fair value of RSGs granted in the year was $7.91 (2016 - $6.09).
(c)	Performance bonus grants
Just Energy grants awards under the 2013 performance bonus incentive plan (the "PBG Plan") in the form of fully paid PBGs to senior officers, employees, consultants and service providers of its subsidiaries and affiliates. As at March 31, 2017, there were 2,650,513 (2016 – 2,842,409) PBGs still available for grant under the PBG plan. Of the PBGs issued, 1,158,025 remain outstanding as at March 31, 2017 (2016 –1,084,903).  Except as otherwise provided, (i) the PBGs will entitle the holder to be paid in three equal installments as one-third on each of the first, second and third anniversaries of the grant date providing, in most cases, on the applicable vesting date the PBG grantee continues as a senior officer, employee, consultants or service provider of Just Energy or any affiliate thereof; (ii) the PBGs expire no later than three years from the grant date; (iii) a holder of PBGs is entitled to payments at the same rate as dividends paid to JEGI shareholders; and (iv) when vested, Just Energy, at its sole discretion, shall have the option of settling payment for the PBGs, to which the holder is entitled in the form of either cash or in common shares.

49.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2017
(in thousands of Canadian dollars, except where indicated and per share amounts)

PBGs available for grant
	2017	2016
Balance, beginning of year	2,842,409	3,106,896
Less: Granted	(278,680)	(371,100)
Add: Cancelled/forfeited	86,784	106,613
Balance, end of year	2,650,513	2,842,409

The average grant date fair value of PBGs granted in the year was $7.96 (2016 - $6.03).
(d)	Deferred share grants
Just Energy grants awards under its 2010 Directors' Compensation Plan (formerly the 2004 Directors' deferred unit grants, "DUGs") to all independent directors on the basis that each director is required to annually receive 15% of their compensation entitlement in DSGs and/or common shares and may elect to receive all or any portion of the balance of their annual compensation in DSGs and/or common shares. The holders of DSGs and/or common shares are also granted additional DSGs/common shares on a monthly basis equal to the monthly dividends paid to the shareholders of Just Energy. The DSGs vest on the earlier of the date of the director's resignation or three years following the date of grant and expire ten years following the date of grant. As at March 31, 2017, there were 117,936 DSGs (2016 – 147,430) available for grant under the plan. Of the DSGs issued, 93,506 DSGs (2016 – 69,933) remain outstanding as at March 31, 2017.
DSGs available for grant
	2017	2016
Balance, beginning of year	147,430	178,136
Less: Granted	(29,494)	(30,706)
Balance, end of year	117,936	147,430

The weighted average grant date fair value of DSGs granted in the year was $7.54 (2016 - $8.09).

50.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2017
(in thousands of Canadian dollars, except where indicated and per share amounts)

23.	REPORTABLE BUSINESS SEGMENTS

Just Energy's reportable segments include the following: Consumer Energy and Commercial Energy.
Transactions between operating segments are in the normal course of operations and are recorded at the exchange amount. Allocations made between segments for shared assets or allocated expenses are based on the number of customers in the respective segments.
Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the consolidated financial statements. Just Energy is not considered to have any key customers.

For the year ended March 31, 2017

	Consumer	Commercial
	division	division	Consolidated

Sales	$2,083,833	$1,673,221	$3,757,054
Gross margin	512,919	183,052	695,971
Amortization of property, plant and equipment	6,259	320	6,579
Amortization of intangible assets	13,637	2,304	15,941
Administrative expenses	129,882	38,551	168,433
Selling and marketing expenses	142,883	83,425	226,308
Other operating expenses	51,914	10,203	62,117
Operating profit for the year	$168,344	$48,249	$216,593
Finance costs			(78,077)
Change in fair value of derivative instruments and other			374,791
Other income			807
Provision for income taxes			(43,231)
Profit for the year			$470,883
Capital expenditures	$17,681	$8,708	$26,389
Total goodwill	$146,669	$142,532	$289,201
Total assets	$889,063	$348,892	$1,237,955
Total liabilities	$1,240,347	$146,934	$1,387,281

51.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2017
(in thousands of Canadian dollars, except where indicated and per share amounts)

For the year ended March 31, 2016

	Consumer	Commercial
	division	division	Consolidated

Sales	$2,177,538	$1,928,322	$4,105,860
Gross margin	538,646	163,642	702,288
Amortization of property, plant and equipment	3,378	228	3,606
Amortization of intangible assets	13,691	3,372	17,063
Administrative expenses	130,253	40,077	170,330
Selling and marketing expenses	163,153	94,196	257,349
Other operating expenses	63,880	9,999	73,879
Operating profit for the year	$164,291	$15,770	$180,061
Finance costs			(72,540)
Change in fair value of derivative instruments and other			(22,803)
Other expense			(2,542)
Recovery of income taxes			318
Profit for the year			$82,494
Capital expenditures	$11,363	$5,596	$16,959
Total goodwill	$143,061	$137,452	$280,513
Total assets	$530,190	$769,599	$1,299,789
Total liabilities	$1,427,709	$523,167	$1,950,876

Sales from external customers

The revenue is based on the location of the customer.

	For the	For the
	year ended	year ended
	March 31, 2017	March 31, 2016
Canada	$476,208	$533,078
United States	(2,793,004)	(3,120,617)
United Kingdom	487,712	452,165
Germany	130	-
Total	$3,757,054	$4,105,860

52.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2017
(in thousands of Canadian dollars, except where indicated and per share amounts)

Non-current assets

Non-current assets by geographic segment consist of property, plant and equipment and intangible assets and are summarized as follows:

	As at March 31, 2017	As at March 31, 2016
Canada	$189,911	$194,236
United States	182,840	175,758
United Kingdom	844	924
Germany	6,074	-
Total	$379,669	$370,918

24.	OTHER EXPENSES
(a)	Other operating expenses

	For the	For the
	year ended	year ended
	March 31, 2017	March 31, 2016
Amortization of other intangible assets	$15,941	$17,063
Amortization of property, plant and equipment	6,579	3,606
Bad debt expense	56,041	68,531
Share-based compensation	6,076	5,348
	$84,637	$94,548

(b)	Amortization and energy costs included in cost of sales in the consolidated statement of income

	For the	For the
	year ended	year ended
	March 31, 2017	March 31, 2016
Amortization	$2,974	$2,543
Direct energy costs and other	3,058,109	3,401,029
	$3,061,083	$3,403,572

(c)	Employee benefits expense

	For the	For the
	year ended	year ended
	March 31, 2017	March 31, 2016
Wages, salaries and commissions	$206,499	$222,910
Benefits	19,946	29,246
	$226,445	$252,156

53.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2017
(in thousands of Canadian dollars, except where indicated and per share amounts)

25.	IMPAIRMENT TESTING OF GOODWILL AND INTANGIBLE ASSETS WITH INDEFINITE LIVES

Goodwill acquired through business combinations and intangible assets with indefinite lives have been allocated to one of two cash generating units, which are also operating and reportable segments, for impairment testing.  These units are the Consumer division and Commercial division.

For impairment testing, goodwill and brand have been allocated as follows:
	Consumer division		Commercial division		Total
	2017	2016	2017	2016	2017	2016
Goodwill	$146,669	$143,061	$142,532	$137,452	$289,201	$280,513
Brand	16,491	16,104	14,663	14,319	31,154	30,423
	$163,160	$159,165	$157,195	$151,771	$320,355	$310,936

Just Energy performed its annual impairment test as at March 31, 2017. Just Energy considers the relationship between its market capitalization and its book value, among other factors, when reviewing for indicators of impairment. As at March 31, 2017, the market capitalization of Just Energy was above the book value of its equity.

The recoverable amount of each of the CGUs has been determined based on a value-in-use calculation using cash flow projections from financial budgets covering a five-year period. The projections for the first year have been approved by the Audit Committee; the assumptions used in the following years have been approved by senior management. The calculation of the value-in-use for each unit is most sensitive to the following assumptions:

•	Customer consumption assumptions used in determining gross margin
•	New customer additions and attrition and renewals
•	Selling and marketing costs
•	Discount rates
•	Growth rates used to extrapolate cash flows beyond the budget period
Customer consumption is forecasted using normalized historical correlation between weather and customer consumption and weather projections. A 5% decrease in the consumption assumptions would not have an impact on the results of the impairment test.

New customer additions and attrition and renewal rate estimates are based on historical results and are adjusted for new marketing initiatives that are included in the budget. A 5% decrease annually in the overall customer base would not have an impact on the results of the impairment test.

Selling and marketing costs fluctuate with customer additions, renewals and attrition. Selling and marketing costs used in the financial forecast are based on assumptions consistent with the above new customer additions, renewals and attritions. Rates used are based on historical information and are adjusted for new marketing initiatives included in the budget. A 5% increase annually in selling and marketing costs would not have an impact on the results of the impairment test.

54.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2017
(in thousands of Canadian dollars, except where indicated and per share amounts)

Discount rates represent the current market assessment of the risks specific to the Company, regarding the time value of money and individual risks of the underlying assets. The discount rate calculation is based on the specific circumstances of Just Energy and its operating segments and is derived from its weighted average cost of capital ("WACC"). The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by Just Energy's investors and the cost of debt is based on the interest bearing borrowings the Company is obliged to service. Just Energy used a discount rate of 8.6%. A 5% increase in the WACC would not have an impact on the results of the impairment test.

26.	EARNINGS PER SHARE
	For the	For the
	year ended	year ended
	March 31, 2017	March 31, 2016
BASIC EARNINGS PER SHARE
Earnings available to shareholders	446,412	64,604
Basic weighted average shares outstanding	147,589,186	146,866,817
Basic earnings per share available to shareholders	$3.02	$0.44

DILUTED EARNINGS PER SHARE
Earnings available to shareholders	446,412	64,604
Adjustment for dilutive impact of convertible debentures	12,776	49,284
Adjusted earnings available to shareholders	$459,188	$113,888
Basic weighted average shares outstanding	147,589,186	146,866,817
Dilutive effect of:
Restricted share and performance bonus grants	2,945,119	3,167,073
Deferred share grants	81,176	126,701
Convertible debentures	38,804,494	39,933,526 [1]
Shares outstanding on a diluted basis	189,419,975	190,094,117
Diluted earnings per share available to shareholders	$2.42	$0.43
[1]The assumed conversion into shares results in an anti-dilutive position in the prior year; therefore, this item has not been included in the computation of dilutive earnings per share.

27.	CAPITAL DISCLOSURE

Just Energy defines capital as shareholders' equity (excluding accumulated other comprehensive income) and long-term debt. Just Energy's objectives when managing capital are to maintain flexibility by:

(i)	enabling it to operate efficiently;

(ii)	providing liquidity and access to capital for growth opportunities; and

(iii)	providing returns and generating predictable cash flow for dividend payments to shareholders.

55.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2017
(in thousands of Canadian dollars, except where indicated and per share amounts)

Just Energy manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. The Board of Directors does not establish quantitative return on capital criteria for management, but rather promotes year over year sustainable and profitable growth. Just Energy's capital management objectives have remained unchanged from the prior year. Just Energy is not subject to any externally imposed capital requirements other than financial covenants in its long-term debt, and as at March 31, 2017 and 2016, all of these covenants have been met.

28.	RELATED PARTY TRANSACTIONS AND KEY MANAGEMENT PERSONNEL REMUNERATION

Parties are considered to be related if one party has the ability to control the other party or exercise influence over the other party in making financial or operating decisions. The definition includes subsidiaries and other persons.

Subsidiaries
Transactions between Just Energy and its subsidiaries meet the definition of related party transactions.  These transactions are eliminated on consolidation and are not disclosed in these consolidated financial statements.

Key management personnel
Just Energy's key management personnel and persons connected with them, are also considered to be related parties for disclosure purposes. Key management personnel are defined as those individuals having authority and responsibility for planning, directing and controlling the activities of Just Energy and comprise of the Chair of the Board of Directors, the Co-Chief Executive Officers and the Chief Financial Officer.

During the years ended March 31, 2017 and 2016, Just Energy recorded the following as an expense related to these individuals:

	As at	As at
	March 31, 2017	March 31, 2016
Salaries and benefits	$7,199	$6,599
Share-based compensation, net	3,223	3,326
	$10,422	$9,925

As at March 31, 2017, key management personnel held approximately 2,126,745 RSGs/PBGs (2016 – 1,973,809).

29.	DIVIDENDS PAID

For the year ended March 31, 2017, dividends of $0.50 (2016 - $0.50) per common share were declared by Just Energy. These dividends amounted to $75,094 (2016 - $74,792), and were approved throughout the year by the Board of Directors and were paid out during the year.

For the year ended March 31, 2017, dividends of US$0.3128 (2016 - $nil) per preferred share were declared by Just Energy. These dividends amounted to $1,657 (2016 - $nil), and were approved by the Board of Directors and were paid out on March 31, 2017.

56.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2017
(in thousands of Canadian dollars, except where indicated and per share amounts)

30.	COMMITMENTS AND GUARANTEES

Commitments for each of the next five years and thereafter are as follows:

As at March 31, 2017

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total
Premises and equipment leasing	$2,730	$11,686	$8,228	$15,342	$37,986
Gas, electricity and non-commodity contracts	1,982,896	1,189,745	188,282	36,769	3,397,692
	$1,985,626	$1,201,431	$196,510	$52,111	$3,435,678

Just Energy has entered into leasing contracts for office buildings and administrative equipment. These leases have a leasing period of between one and eight years. No purchase options are included in any major leasing contracts.  Just Energy is also committed under long‑term contracts with customers to supply gas and electricity. These contracts have various expiry dates and renewal options.

(a)	Surety bonds and letters of credit
Pursuant to separate arrangements with Westchester Fire Insurance Company, Travelers Casualty and Surety Company of America, Berkley Insurance Company and Charter Brokerage LLC, Just Energy has issued surety bonds to various counterparties including states, regulatory bodies, utilities and various other surety bond holders in return for a fee and/or meeting certain collateral posting requirements. Such surety bond postings are required in order to operate in certain states or markets. Total surety bonds issued as at March 31, 2017 amounted to $55.9 million.

As at March 31, 2017, Just Energy had total letters of credit outstanding in the amount of $109.2 million (Note 18(a)).

(b)	Officers and directors

Corporate indemnities have been provided by Just Energy to all directors and certain officers of its subsidiaries and affiliates for various items including, but not limited to, all costs to settle suits or actions due to their association with Just Energy and its subsidiaries and/or affiliates, subject to certain restrictions. Just Energy has purchased directors' and officers' liability insurance to mitigate the cost of any potential future suits or actions. Each indemnity, subject to certain exceptions, applies for so long as the indemnified person is a director or officer of one of Just Energy's subsidiaries and/or affiliates. The maximum amount of any potential future payment cannot be reasonably estimated.

(c)	Operations

In the normal course of business, Just Energy and/or Just Energy's subsidiaries and affiliates have entered into agreements that include guarantees in favour of third parties, such as purchase and sale agreements, leasing agreements and transportation agreements. These guarantees may require Just Energy and/or its subsidiaries to compensate counterparties for losses incurred by the counterparties as a result of breaches in representation and regulation or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The maximum payable under these guarantees is estimated to be $68 million.

57.

JUST ENERGY GROUP INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2017
(in thousands of Canadian dollars, except where indicated and per share amounts)

31.	ADJUSTMENTS REQUIRED TO REFLECT NET CASH RECEIPTS FROM GAS SALES

	2017	2016
Changes in:
Accrued gas receivables	$(2,735)	$31,593
Gas delivered in excess of consumption	3,106	(5,162)
Accrued gas payable	1,284	(17,263)
Deferred revenue	(2,336)	5,727
	$(681)	$14,895

32.	CHANGES IN NON-CASH WORKING CAPITAL

	As at	As at
	March 31, 2017	March 31, 2016
Accounts receivable and unbilled revenues	$18,069	$109,135
Gas in storage	(9,282)	2,219
Prepaid expenses and deposits	3,361	(39,846)
Provisions	(9,774)	(1,217)
Trade and other payables	(25,130)	(51,581)
	$(22,756)	$18,710

33.	SUBSEQUENT EVENTS

On May 2, 2017, Just Energy entered into an at-the-market issuance sales agreement dated May 1, 2017 (the "Sales Agreement") with FBR Capital Markets & Co. ("FBR"). Under this agreement Just Energy may, at its discretion and from time-to-time during the term of the Sales Agreement, offer and sell in the United States, 8.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares of the Company ("Preferred Shares") having an aggregate offering price of up to US $150 million (the "Offering"). The Company intends to use the net proceeds of the Offering for general corporate purposes.

34.	COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

Certain figures in the comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the current period's consolidated financial statements.

58.